Form 10-K405, Exhibit 13
period 1998-12-31
ITERATED SYSTEMS INC
filed 1999-03-30
CIK 924546

                                 EXHIBIT 13.1

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands except per share data)

                                                                       DECEMBER 31,
                                          ------------------------------------------------------------------------
                                              1994          1995          1996          1997            1998
                                          ------------  ------------  ------------  ------------    -------------
Total revenues                              $   8,385    $   14,430    $   15,558    $    9,471      $       753
Operating loss                                 (1,218)         (612)       (1,701)       (6,551)         (10,689)
Net loss                                       (1,190)         (509)       (1,606)       (6,329)         (10,025)
Basic and diluted net loss per share            (0.11)        (0.05)        (0.15)        (0.56)           (0.77)
Weighted average shares  outstanding           10,421        10,501        10,564        11,320           13,084
Cash and short-term investments                 3,034         6,281         4,151        17,633            7,977
Total assets                                    4,468        10,032         7,487        19,775            9,084
Non-current liabilities                            66         1,429           208            54               14
Stockholders' equity                        $   2,689    $    2,514    $    3,211    $   18,716      $     8,518


                     SELECTED QUARTERLY OPERATING RESULTS
                     (in thousands except per share data)

                                                                            QUARTER ENDED
                                     ----------------------------------------------------------------------------------------
                                                          1997                                          1998
                                     ----------------------------------------------------------------------------------------
                                           MARCH 31  JUNE 30   SEPT. 30   DEC. 31     MARCH 31   JUNE 30   SEPT. 30   DEC. 31
                                           --------  --------  ---------  --------    ---------  --------  ---------  --------
Total revenues                             $ 3,028   $ 3,018    $ 2,571   $   854      $   281   $   153    $   149   $   170
Operating loss                              (1,429)   (1,264)      (943)   (2,915)      (3,037)   (2,861)    (2,653)   (2,137)
Net loss                                    (1,409)   (1,264)      (979)   (2,678)      (2,811)   (2,670)    (2,472)   (2,042)
Basic and diluted net loss per share         (0.13)    (0.12)     (0.09)    (0.21)       (0.21)    (0.20)     (0.19)    (0.16)
Weighted average shares outstanding         10,715    10,717     10,836    12,991       13,106    13,084     13,073    13,073

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Historically, the Company has derived its revenues from development fees, software license fees, and packaged software products. The Company expects that revenues from development fees and packaged software products will continue its recent decline as business efforts are focused on developing and licensing software based on its digital image science technology to users of high quality digital image systems. During 1997 the Company reduced its workforce to focus on a more effective implementation of this market strategy. If this plan is successful, the Company believes that a majority of its future revenues will be derived from license fees for its software.

     In September 1994 the Company entered into an agreement (1994 Agreement) with MCI Telecommunications Corporation (MCI) to provide for development of certain advanced compression technology for use in telecommunications applications. MCI paid the Company approximately $36,000,000 over the next three years for development of specific technology and the exclusive rights to use and sublicense specified technology in telecommunications markets until September 1997. The 1994 Agreement expired in September 1997. Effective August 7, 1998, the Company and MCI entered into a new agreement that provides MCI with a non-exclusive, royalty-free license to use certain deliverables developed by the Company under the 1994 Agreement. In addition the Company granted MCI warrants to purchase up to 1,452,570 shares of common stock at $5 per share. The term of the warrant is four years.

FINANCIAL CONDITION

     In an initial public offering on September 29, 1997, on the Oslo Stock Exchange, the Company sold 2,040,000 shares and certain shareholders sold 710,300 shares of common stock at $10 per share resulting in net proceeds to the Company of $18,579,000.

     The Company has not registered any securities with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, other than pursuant to its Form S-8 Registration Statement filed on December 9, 1998. Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" (as defined in the Securities
Act), unless the securities are registered under the Securities Act or an exemption from such registration requirements is available.

     As shown in the financial statements, the Company incurred a net loss of $10,025,000 in 1998, and an accumulated deficit of $21,462,000. The Company experienced negative cash flows from operations of $9,043,700, and revenues decreased approximately 92% from the prior year. The Company maintains a combined cash and short-term investment balance of $7,977,000 as of December 31, 1998. The funds were generated by the proceeds of the September 1997 initial public stock offering and have enabled the Company to meet its obligations during 1998 despite negative cash flows. However, the Company may not be able to depend solely on such funds to meet its planned obligations during 1999. The Company is finalizing the development of its new software products and expects initial revenues in the first quarter of 1999. The Company may also seek to raise additional investment capital and cash in order to fund operations. The Company may also undertake certain cost cutting measures that would slow down its research and development efforts. It is not possible to predict the outcome of the Company's efforts and there is no assurance that the Company will be successful in increasing revenues or obtaining financing.

     In 1997 and 1998, operating activities used cash of $7,511,000 and $9,044,000, respectively.

     In 1997 and 1998 investing activities (used) provided cash of $(10,445,000) and $5,475,000, respectively. In 1997 cash was primarily used for the purchase of short-term investments with the proceeds from the Company's initial public offering. During 1998 short-term investments provided funds for purchase of property and equipment and to fund operating activities.

     In 1997 and 1998 financing activities provided (used) funds of $21,439,000 and ($358,000), respectively. In 1997 cash provided by financing activities was primarily attributable to borrowings of $3,000,000 under the shareholder credit facility described below and $18,579,000 net proceeds from the Company's initial public offering. In 1998 cash used in financing activities was primarily for the repurchase of the Company's common stock on the open market.

     On June 30, 1997, the Company amended its Bridge Financing Credit Facility with Mosvold Farsund AS, one of its shareholders. The amended Credit Facility allowed the Company to borrow up to $6,000,000 from Mosvold until June 30, 1998, at which time the Company could convert any outstanding balance into a four year term loan. During the second quarter of 1997, the Company borrowed $3,000,000 from Mosvold under this financing agreement and during the fourth quarter of 1997, Mosvold exercised its option to convert the $3,000,000 borrowings into 300,000 shares of the Company's Common Stock at $10 per share. No further borrowings occurred under the Credit Facility which expired on June 30, 1998.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenues. Total revenues decreased 92% to $753,000 during 1998 from $9,471,000 in 1997. The decrease in revenues is mainly due to MCI making its final development fee payment in 1997 under the 1994 Agreement and to the Company's shift in market strategy to increased emphasis on the development of its software to be licensed to users of high quality digital image systems.

     Cost of Product Revenues. Cost of product revenues decreased 100% to $0 during 1998 from $128,000 in 1997 as the Company pursued its strategy of exiting its package software product business.

     Sales and Marketing. Sales and marketing expenses decreased 16% to $4,172,000 during 1998 from $4,993,000 in 1997. The Company initiated sales and marketing workforce reductions in 1997 as part of the implementation of its revised market strategy.

     Research, Development, and Engineering. Research, development, and engineering expenses decreased 37% to $5,237,000 during 1998 from $8,261,000 in 1997. The decrease is primarily the result of the workforce reductions resulting from ending the 1994 Agreement and the implementation of the Company's revised market strategy.

     General and Administrative. General and administrative expenses decreased 23% to $2,024,000 during 1998 from $2,640,000 in 1997. The decrease is primarily due to $519,000 of one-time charges the Company recorded in the fourth quarter of 1997, the largest component of which was a $399,000 write-off of an uncollectible receivable from a single customer.

     During 1998 the Company wrote off the remaining balance of its inventory relating to the Company's older compression accelerator hardware boards.

     Interest Income. Interest income increased 80% to $715,000 during 1998 from $396,000 in 1997. The increase is due to the higher levels of interest on cash equivalents and short-term investments the Company experienced during 1998 from the proceeds of its initial public offering of Common Stock.

     Interest Expense. Interest expense decreased by 91% to $16,000 during 1998 from $176,000 in 1997. The decrease is primarily due to the decrease in interest expense on the $3,000,000 in outstanding borrowings under the Mosvold Credit Facility. Prior to its conversion to equity in October 1997, interest expense on these borrowings amounted to $112,000.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues. Total revenues decreased 39% to $9,471,000 during 1997 compared to $15,558,000 in 1996. The decrease in revenues is mainly due to the expiration of the 1994 Agreement, and by the execution of a one-time sale of custom built decompression hardware boards resulting in revenue of $1,484,000 in 1996.

     Cost of Product Revenues and Inventory Writedowns. Cost of product revenues decreased 86% to $128,000 during 1997 from $923,000 in 1996. The decrease is the result of the one-time sale of custom-built decompression hardware boards discussed above which produced cost of product revenues of $685,000 in 1996.

     During 1996, there was an inventory writedown of $238,000 relating to the Company's older compression accelerator hardware boards.

     Sales and Marketing. Sales and marketing expenses decreased 3% to $4,993,000 during 1997 from $5,146,000 in 1996. Sales and marketing workforce reductions in the third quarter of 1997 offset the higher levels of staffing during the first six months of 1997, and resulted in slightly lower expenses for the year ended December 31, 1997.

     Research, Development, and Engineering. Research, development, and engineering expenses decreased 8% to $8,261,000 during 1997 from $8,966,000 in 1996. The decrease is primarily the result of the workforce reductions discussed previously.

     General and Administrative. General and administrative expenses increased 33% to $2,640,000 during 1997 from $1,986,000 in 1996. This increase is attributable to the charges discussed previously that the Company took during the fourth quarter of 1997.

     Interest Income. Interest income increased 107% to $396,000 during 1997 from $191,000 in 1996. The increase is due to the higher levels of interest earnings on cash equivalents and short-term investments the Company experienced during the fourth quarter of 1997 as a result of the initial public offering of common stock in the third quarter.

     Interest Expense. Interest expense increased 105% to $176,000 during 1997 from $86,000 in 1996. The increase is due to interest expense on the $3,000,000 in outstanding borrowings under the Mosvold Credit Facility. Prior to its conversion to equity in October 1997, interest expense on these borrowings amounted to $112,000 while it was outstanding during 1997.

IMPACT OF YEAR 2000

     The Company is in the process of evaluating the potential impact of what is commonly referred to as the year 2000 issue, concerning the inability of certain computer systems to properly recognize and process dates starting with the year 2000 and beyond. The Company is taking steps to ensure that its business systems software and equipment will continue to function properly after December 31, 1999. In doing so, the Company has established a team, which will work directly with management to (1) assess and test all internal information systems and other systems that may be affected by the year 2000 date change; (2) assess and test its products that may be affected by the year 2000 date change; (3) communicate with third parties that supply its products to ensure they are addressing the year 2000 issue; and (4) compose a contingency and disaster recovery plan to ensure resolution of problems that may arise as a result of the year 2000 date change. Until this assessment is completed, the Company will not be able to determine the costs of becoming year 2000 compliant, the risks of non-compliance, and its ability to conduct its business under a contingency plan.

     The Company's products do not contain any real-time clocks and therefore the products themselves do not present any year 2000 issues.

     With respect to its information technology accounting systems, the assessment of equipment and software was started in June 1998. The Company will have completed the upgrade of these systems to versions that are stated to be 2000 compliant by June 30, 1999.

     The Company has commenced testing to determine that its internal systems are year 2000 compliant. The Company expects to complete testing and establish compliance with respect to all of its systems and products by June 30, 1999, subject to possible equipment upgrades during 1999 and ongoing communications with third parties. The Company believes that this time frame will allow internal auditing and testing of its systems, as well as further remediation, if necessary.

     The Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner. Based upon current estimates, the Company believes that its direct costs for year 2000 compliance will consist primarily of costs related to the staff time devoted to year 2000 compliance. The Company does not expect material capital expenditures will be necessary for year 2000 related compliance costs and capital expenditures in these areas have not been material for historical periods.

     Regardless of the year 2000 compliance of its systems and products, the Company may be adversely affected by disruptions in the operations of the enterprises with which it interacts. These business enterprises include suppliers, corporate partners, both domestic and international, government agencies, and other third parties. The Company cannot reasonably predict the impact on its operations and financial condition if any such businesses are adversely affected by the year 2000 issue.

     Statements made herein about the implementation of various phases of the Company's year 2000 program, the costs expected to be associated with that program, and the results it expects to achieve constitute forward-looking information. There are many uncertainties involved in the year 2000 issue and the following important factors, among others, could affect the impact of the year 2000 issue: (1) the inherent uncertainty of the costs and timing of achieving compliance on the wide variety of systems used by the Company; (2) the reliance on the efforts of vendors, customers, government agencies, and other third parties beyond its control to achieve adequate compliance and avoid disruption of its business in early 2000; and (3) the uncertainty of the ultimate costs and consequences of any unanticipated disruption of its business resulting from the failure of one of its applications or of a third party's systems.

SOFTWARE REVENUE RECOGNITION

     The American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), SOP 98-4, and SOP 98-9, to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The adoption of this guidance had no impact on the Company's methods of recognizing revenue.

EARNINGS PER SHARE OF COMMON STOCK

     In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings Per Share ("Statement 128"), which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during each period.

COMPREHENSIVE INCOME

     On January 1, 1998, the Company adopted Statement No. 130, Reporting Comprehensive Income, Statement ("130"). The Company reported comprehensive loss in its statement of changes in stockholders' equity. The adoption of Statement 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

BUSINESS SEGMENTS

     In June 1997, the FASB also issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"), which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has disclosed its business segments in the footnotes to its financial statements. The adoption of Statement 131 resulted in additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented in the consolidated financial statements, and the effects thereof are not considered to be of significance in the future. Generally, throughout the periods discussed above, the changes in revenue have resulted primarily from fluctuations in sales levels, rather than price changes.

MARKET RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of short-term investments, trade accounts receivable, and accounts payable.

     The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. Company policy is designed to limit exposure at any one institution. Certain investments are in excess of Federal Deposit Insurance Corporation ("FDIC") guaranteed amounts. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

     The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and notes payable approximate their estimated fair values.

CONSOLIDATED FINANCIAL STATEMENTS

                            ITERATED SYSTEMS, INC.

                 Years ended December 31, 1996, 1997, and 1998
                      with Report of Independent Auditors

CONSOLIDATED FINANCIAL STATEMENTS

                            ITERATED SYSTEMS, INC.

                 Years ended December 31, 1996, 1997, and 1998

CONTENTS
     Report of Independent Auditors..........................................   16

     Audited Consolidated Financial Statements

     Consolidated Balance Sheets.............................................   17
     Consolidated Statements of Operations...................................   18
     Consolidated Statements of Shareholders' Equity and Comprehensive Loss..   19
     Consolidated Statements of Cash Flows...................................   20
     Notes to Consolidated Financial Statements..............................   21

REPORT OF INDEPENDENT AUDITORS


Board of Directors
Iterated Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Iterated Systems, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iterated Systems, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Atlanta, Georgia
January 15, 1999

                            ITERATED SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                        DECEMBER 31
                                                                              1997                      1998
                                                                        ------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                $  7,633,283              $  3,706,070
 Short-term investments                                                      9,999,420                 4,270,444
 Accounts receivable, net of reserves for doubtful accounts
  of $9,000 and $5,668, respectively                                           495,667                   214,088
 Inventory                                                                       8,275                         -
 Prepaid expenses and other assets                                             360,752                   212,132
                                                                        ------------------------------------------
Total current assets                                                        18,497,397                 8,402,734
                                                                        ------------------------------------------

Property and equipment:
 Computer equipment and purchased software                                   3,836,507                 2,872,013
 Furniture and equipment                                                       366,084                   390,158
 Leasehold improvements                                                        134,398                   135,566
                                                                        ------------------------------------------
                                                                             4,336,989                 3,397,737
 Accumulated depreciation and amortization                                  (3,103,756)               (2,761,119)
                                                                        ------------------------------------------
                                                                             1,233,233                   636,618

Other assets                                                                    44,464                    44,699
                                                                        ------------------------------------------
Total assets                                                              $ 19,775,094              $  9,084,051
                                                                        ==========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                         $    206,321              $    153,670
 Accrued expenses                                                              639,461                   353,086
 Deferred revenue                                                                5,126                     5,126
 Current maturities of long-term debt                                           80,784                         -
 Current portion of capitalized lease obligations                               38,829                     4,874
 Other liabilities                                                              34,572                    34,572
                                                                        ------------------------------------------
Total current liabilities                                                    1,005,093                   551,328

Non-current liabilities:
 Capitalized lease obligations                                                   4,874                         -
 Other liabilities                                                              48,977                    14,405

Shareholders' equity:
 Common stock, $.01 par value:
  Authorized shares - 20,000,000
  Issued and outstanding shares - 13,102,025
     and 13,073,025, respectively                                              131,020                   130,730
 Additional paid-in capital                                                 30,012,720                29,806,036
 Accumulated deficit                                                       (11,436,434)              (21,461,546)
 Currency translation adjustments                                                8,844                    43,098
                                                                        ------------------------------------------
Total shareholders' equity                                                  18,716,150                 8,518,318
                                                                        ------------------------------------------
Total liabilities and shareholders' equity                                $ 19,775,094              $  9,084,051
                                                                        ==========================================

See accompanying notes.

                            ITERATED SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31
                                                                 1996                   1997                 1998
                                                             ---------------------------------------------------------
Revenues:
 Development and exclusive license fees                      $13,595,272            $ 9,088,972           $    671,161
 Software products                                             1,951,337                284,691                  1,943
 Other                                                            11,650                 97,500                 80,000
                                                             ---------------------------------------------------------
                                                              15,558,259              9,471,163                753,104
Costs and expenses:
 Costs of product revenues                                       923,253                128,392                      -
 Sales and marketing                                           5,145,754              4,993,471              4,172,443
 Research, development, and engineering                        8,965,758              8,260,615              5,237,166
 General and administrative                                    1,986,449              2,640,183              2,024,008
 Inventory writedowns                                            238,000                      -                  8,275
                                                             ---------------------------------------------------------
                                                              17,259,214             16,022,661             11,441,892
                                                             ---------------------------------------------------------

Operating loss                                                (1,700,955)            (6,551,498)           (10,688,788)

Other income (expense):
 Interest income                                                 191,266                395,927                714,555
 Interest expense                                                (86,129)              (176,464)               (16,287)
 Foreign currency exchange gain (loss)                           (10,652)                 2,986                (34,592)
                                                             ---------------------------------------------------------
Net loss                                                     $(1,606,470)           $(6,329,049)          $(10,025,112)
                                                             =========================================================

Basic and diluted net loss per share of common
 stock                                                             $(.15)                 $(.56)                 $(.77)
                                                             =========================================================
Weighted average number of shares of common stock
 outstanding                                                  10,563,500             11,319,600             13,083,954
                                                             =========================================================


See accompanying notes.

                            ITERATED SYSTEMS, INC.
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

                                                                                               ACCUMULATED
                                                                ADDITIONAL                        OTHER
                                           COMMON STOCK           PAID-IN      ACCUMULATED    COMPREHENSIVE
                                    ------------------------
                                        SHARES       AMOUNT       CAPITAL        DEFICIT          LOSS        TOTAL
                                    ------------------------------------------------------------------------------------
Balance at December 31, 1995          10,509,400    $105,094    $ 5,914,429   $ (3,500,915)     $(4,625)  $  2,513,983
 Comprehensive loss:
        Net loss                               -           -              -     (1,606,470)           -     (1,606,470)
        Currency translation
         adjustment                            -           -              -              -       22,109         22,109
                                                                                                          --------------
 Comprehensive loss                                                                                         (1,584,361)
                                                                                                          --------------
 Issuance of common stock                200,000       2,000      1,996,634              -            -      1,998,634
 Exercise of stock options                 5,200          52          4,605              -            -          4,657
 Compensation related to options
  for 714,200 shares of common stock           -           -        278,316              -            -        278,316
                                    ------------------------------------------------------------------------------------
Balance at December 31, 1996          10,714,600     107,146      8,193,984     (5,107,385)      17,484      3,211,229
 Comprehensive loss:
        Net loss                               -           -              -     (6,329,049)           -     (6,329,049)
        Currency translation
         adjustment                            -           -              -              -       (8,640)        (8,640)
                                                                                                          --------------
 Comprehensive loss                                                                                         (6,337,689)
                                                                                                          --------------
 Initial public offering of stock,
  net of $1,821,000 of offering
  costs                                2,040,000      20,400     18,558,746              -            -     18,579,146
 Conversion of note payable to
  stockholder to common stock            300,000       3,000      2,997,000              -            -      3,000,000
 Issuance of common stock                  2,600          26         25,974              -            -         26,000
 Exercise of stock options                44,825         448        132,211              -            -        132,659
 Compensation related to options
  for 570,200 shares of common stock           -           -        104,805              -            -        104,805
                                    ------------------------------------------------------------------------------------
Balance at December 31, 1997          13,102,025     131,020     30,012,720    (11,436,434)       8,844     18,716,150
 Comprehensive loss:
        Net loss                               -           -              -    (10,025,112)           -    (10,025,112)
        Currency translation
         adjustments                           -           -              -              -       34,254         34,254
                                                                                                          --------------
 Comprehensive loss                                                                                         (9,990,858)
                                                                                                          --------------
 Issuance of warrants                          -           -         31,597              -            -         31,597
 Exercise of stock options                 7,200          72          2,221              -            -          2,293
 Purchase and retirement of common
  stock                                  (36,200)       (362)      (240,502)             -            -       (240,864)
                                    ------------------------------------------------------------------------------------
Balance at December 31, 1998          13,073,025    $130,730    $29,806,036   $(21,461,546)     $43,098   $  8,518,318
                                    ====================================================================================

See accompanying notes.

                            ITERATED SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED DECEMBER 31
                                                                  1996                   1997                  1998
                                                              ---------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                      $(1,606,470)          $ (6,329,049)          $(10,025,112)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization                                 1,285,317              1,468,109                863,782
  Loss (gain) on sales of property and equipment                      832                   (180)               (13,181)
  Compensatory stock options                                      278,316                104,805                      -
  Issuance of warrants                                                  -                      -                 31,597
  Foreign currency transaction gain (loss)                         10,652                 (2,986)                34,592
  Changes in operating assets and liabilities:
   Accounts receivable                                            168,495                (84,561)               281,579
   Inventory                                                      249,480                 15,789                  8,275
   Prepaid expenses and other assets                             (125,879)               240,418                148,385
   Accounts payable                                               (57,162)              (102,219)               (52,651)
   Accrued expenses                                              (338,959)              (234,842)              (286,375)
   Deferred revenue                                            (2,557,433)            (2,552,000)                     -
   Other liabilities                                              (34,572)               (34,572)               (34,572)
                                                              ---------------------------------------------------------
Net cash used in operating activities                          (2,727,383)            (7,511,288)            (9,043,681)

INVESTING ACTIVITIES
Purchases of property and equipment                            (1,158,042)              (445,971)              (294,037)
Proceeds from sale of property and equipment                       15,797                    400                 39,574
(Purchases) sales of short-term investments                             -             (9,999,420)             5,728,976
                                                              ---------------------------------------------------------
Net cash (used in) provided by investing activities            (1,142,245)           (10,444,991)             5,474,513

FINANCING ACTIVITIES
Proceeds from note payable to stockholder                               -              3,000,000                      -
Payments on note payable to bank                                 (138,487)              (138,487)               (80,784)
Proceeds from capital leases                                       12,500                      -                      -
Principal payments on capital lease obligations                  (138,191)              (160,710)               (38,829)
Net proceeds from initial public offering
   of common stock                                                      -             18,579,146                      -
Issuance of common stock                                        2,003,291                158,659                  2,293
Repurchase of common stock                                              -                      -               (240,864)
                                                              ---------------------------------------------------------
Net cash provided by (used in) financing activities             1,739,113             21,438,608               (358,184)

Effect of exchange rate fluctuation on cash                           416                    120                    139
                                                              ---------------------------------------------------------
Change in cash and cash equivalents                            (2,130,099)             3,482,449             (3,927,213)
Cash and cash equivalents at beginning of year                  6,280,933              4,150,834              7,633,283
                                                              ---------------------------------------------------------
Cash and cash equivalents at end of year                      $ 4,150,834           $  7,633,283           $  3,706,070
                                                              =========================================================
NON-CASH ITEMS
Conversion of proceeds on note payable to
 stockholder to common stock                                  $         -           $  3,000,000           $          -
                                                              =========================================================

See accompanying notes.

                            ITERATED SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Iterated Systems, Inc. (the "Company") develops and markets patented digital image science technology based upon its Imaging Systems Architecture(TM) to users of high quality digital image systems needing innovative, high performance solutions that make workflows faster and more efficient. The Company's patented technologies are based upon its research and development expertise in digital image science and fractal-based mathematics that have evolved over more than ten years experience.

     During 1998 the Company has focused its efforts on products, including its award-winning STiNG(TM) technology, which generate reusable, repurposable image assets that can be converted to industry-standard formats for print and on-line media at any resolution. The digital image systems industry in which the Company operates is subject to rapid technological change.

     As shown in the financial statements, the Company incurred a net loss of $10,025,112 in 1998, and has an accumulated a deficit of $21,461,546 at December 31, 1998. The Company experienced negative cash flows from operations of $9,043,681, and revenues decreased approximately 92% from the prior year. The Company has a combined cash and short-term investment balance of $7,976,514 as of December 31, 1998. These funds were generated by the proceeds of the Company's September 1997 initial public stock offering and have enabled the Company to meet obligations during 1998 despite negative cash flows. However, the Company may not be able to depend solely on such funds to meet its planned obligations during 1999. The Company is finalizing the development of its new software products and expects initial revenues related thereto in the first quarter of 1999. The Company may also seek to raise additional investment capital in order to fund operations. The Company may also undertake certain cost cutting measures that would slow down its research and development efforts. It is not possible to predict the outcome of the Company's efforts and there is no assurance that the Company will be successful in increasing revenues or obtaining financing.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned United Kingdom subsidiary, Iterated Systems Limited ("ISL"). Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS

     The Company's short-term investments are classified as held-to-maturity and are stated at cost. These investments mature within one year and the carrying amounts reported in the balance sheets for these investments approximates their fair values.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization expense is calculated over the estimated useful lives of the related assets (three to seven years) using the straight-line method for financial reporting purposes. Amortization of assets recorded under capital leases is included with depreciation and amortization expense.

ADVERTISING COSTS

     Advertising costs are expensed in the period incurred. Such costs amounted to $299,000, $132,000, and $23,000 during 1996, 1997, and 1998, respectively.

RESEARCH AND DEVELOPMENT

     Research and development expenditures are expensed when incurred.

SOFTWARE REVENUE RECOGNITION

     The American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, SOP 98-4 and SOP 98-9 to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company adopted this guidance during 1997. The adoption of this guidance had no effect on the Company's methods of recognizing revenue.

     Development fees are recognized based on the Company's estimate of the percentage of completion using actual costs incurred as a percentage of expected total costs of individual development agreements or contracts. Exclusive license fees are recognized over the exclusivity period, if applicable.

     Revenues from the sale of hardware and packaged software products are recognized upon the shipment of the products to the customers.

INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Such amounts are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

FOREIGN CURRENCY TRANSLATION

     ISL considers the British pound to be its functional currency. The Company considers its functional currency to be the US dollar. ISL's assets and liabilities are translated at year-end rates of exchange and its revenues and expenses are translated at the average rates of exchange during the year.

     Gains and losses resulting from currency translation are accumulated as separate components of shareholders' equity and comprehensive loss. Gains and losses resulting from foreign currency transactions are included in the determination of net loss.

EMPLOYEE STOCK OPTIONS

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Under Statement 123, the Company may continue following previously existing accounting rules or adopt a new fair value method of valuing stock-based awards to employees. The Company elected to continue following the existing accounting rules under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for its employee stock options. The pro forma effect on the accompanying consolidated statements of operations of adopting Statement 123 is presented in
Note 9.

NET LOSS PER SHARE OF COMMON STOCK

     In February 1997, the FASB issued Statement No. 128, Earnings Per Share ("Statement 128"), which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during the year. Stock options and warrants were not included in the EPS calculation as they were antidilutive.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     On January 1, 1998, the Company adopted Statement No. 130, Reporting Comprehensive Income ("Statement 130"). The Company reported comprehensive income in its statement of changes in stockholders' equity. The adoption of Statement 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

     In June 1997, the FASB also issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"), which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted Statement 131 in 1998, and the effect of the adoption was not material to the consolidated financial statements (see
Note 10).

RECLASSIFICATIONS

     Certain reclassifications were made to the 1996 and 1997 financial statements to conform with the 1998 presentation.

2. FINANCIAL INSTRUMENTS

     Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of short-term investments and trade accounts receivable.

     The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. Company policy is designed to limit exposure at any one institution. Certain investments are in excess of Federal Deposit Insurance Corporation guaranteed amounts. The Company performs periodic evaluations of the relative credit standing of those financial institutions which are considered in the Company's investment strategy.

     The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and notes payable approximate their estimated fair values.

3. INVENTORY

     During 1995, the Company upgraded certain of its software products. The upgraded software operates in such a way that, when used in conjunction with recently available personal computer central processors and operating systems, the Company's older hardware products became unnecessary for fully functional operation. Accordingly, during 1996, the Company recorded reserves totaling $238,000 to reduce the carrying value of certain inventory items and to reflect inventory purchase commitments in excess of net realizable value. There is no inventory balance as of December 31, 1998.

4. LONG-TERM DEBT AND CREDIT FACILITY

     As of December 31, 1997, long-term debt consisted of a note payable to a bank through July 1998 at approximately $12,000 per month, plus interest at prime (8.5% at December 31, 1997), secured by certain computer equipment. The note was repaid during 1998.

     On May 31, 1996, (amended June 30, 1997), the Company entered into a Bridge Financing Credit Facility (the "Credit Facility") with one of its shareholders (the "Lender"). The Agreement allowed the Company to borrow up to $6,000,000 ($3,000,000 at December 31, 1997) at prime plus 1% (9.5% at December 31, 1997)
from the Lender until June 30, 1998, without collateral. In addition, the Lender received a warrant to purchase 100,000 shares of the Company's common stock at $10 per share. The warrant expires on May 31, 1999.

     On June 9, 1997, the Company borrowed $3,000,000 under the Credit Facility. On October 31, 1997, the Lender exercised the option to convert those borrowings into 300,000 shares of the Company's common stock at $10 per share. The Company paid the Lender $112,000 in interest on the outstanding borrowings during 1997, and commitment fees on amounts not borrowed of $26,000 and $9,400 for 1997 and 1998, respectively. No further borrowings occurred and the Credit Facility expired on June 30, 1998.

5. CAPITALIZED LEASE OBLIGATIONS
Property and equipment includes the following amounts for leases that have been capitalized:

                                                                    DECEMBER 31
                                                             1997                1998
                                                         ----------------------------------
               Telephone equipment                         $ 108,000           $
               Computer equipment                            340,000               13,000
                                                         ----------------------------------
                                                             448,000               13,000
               Less accumulated amortization                (426,000)             (10,000)
                                                         ----------------------------------
                                                           $  22,000             $  3,000
                                                         ==================================

     Amortization of leased assets is included in depreciation and amortization expense. The computer equipment lease provides for a bargain purchase option at the end of the lease. Amortization of leased assets is included in depreciation and amortization expense.

     Future minimum lease payments under capital leases consist of $5,300 for 1999, of which $500 relates to interest.

6. OPERATING LEASES

     The Company leases certain office equipment and office space under noncancellable agreements. The office equipment lease provides for an extension of the lease term at fair rental value or a purchase option at fair market value. One of the office space leases provides for a five year extension with rent escalation clauses linked to the Consumer Price Index. Rent expense under all operating leases approximated $727,000, $695,000, and $643,000 during 1996, 1997, and 1998, respectively.

     Future minimum lease payments under noncancellable operating leases, with initial lease terms of at least one year at the time of inception, are as follows at December 31, 1998:

     1999...........................................           $  706,000
     2000...........................................              439,000
     2001...........................................               89,000
     2002...........................................               89,000
     2003 and after.................................              849,000
                                                              -----------
                                                                2,172,000
                                                              -----------
 less: rental income from subleases.............                 (288,000)
                                                              -----------
                                                               $1,884,000
                                                              ===========

7. SIGNIFICANT CONTRACTS

     In 1994, the Company entered into a Development and License Agreement (the "1994 Agreement") with a major international telecommunications company (the "Licensee") to provide for further development of certain advanced compression technology for use in telecommunications applications. The Licensee supplied significant funding for development and had certain exclusive rights until September 1997 for specified modules in telecommunications markets. During 1996 and 1997, the Company recognized $10,873,000 and $5,752,000, respectively, in development fee revenues and $1,800,000 and $1,350,000, respectively, in exclusive license fee revenues under the contract. Except for certain provisions, notably with respect to the continuing licensing of specific technology components referred to above, the Agreement expired in September 1997.

     The Company and Licensee entered into a new agreement on August 7, 1998, that cancelled the 1994 Agreement and provides the Licensee with rights to certain deliverables as defined in the agreement. Additionally, the Company granted the Licensee warrants to purchase up to 1,452,570 shares of common stock. The warrants expire four years from the issue date, are exercisable at $5 per share, and had an appraised value of $31,597 as of August 7, 1998. The warrants have not been exercised as of December 31, 1998. In connection with this issuance, the Company recorded a charge to earnings of $31,597 representing the fair value of the warrant.

8. COMMON STOCK

INITIAL PUBLIC OFFERING

     In September 1997, the Company sold 2,040,000 shares of common stock in an initial public offering at $10.00 per share on the Oslo Stock Exchange.

STOCK SPLIT

     On September 2, 1997, (a) the Company's Board of Directors agreed to effect a 100 for 1 stock split in the form of a stock dividend and to increase the number of authorized shares of common stock from 10,000,000 shares to 20,000,000 shares, effective September 3, 1997; and (b) the Company's shareholders approved such Board actions. All share and per share amounts have been adjusted in the accompanying consolidated financial statements to reflect such stock split.

OTHER

     The Company has not registered any securities with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, other than pursuant to its registration statement on Form S-8 filed on December 9, 1998. Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" (as defined in the Securities
Act), unless the securities are registered under the Securities Act or an exemption from such registration requirements is available.

9. STOCK OPTION PLANS

     In 1992, the Company approved a stock option plan, which was amended by the 1994 Amended and Restated Stock Option Plan (the "Plan"). Options may be granted to employees of the Company or key persons as defined by the Plan. The options may be issued as incentive or nonqualified stock options. The terms and conditions of options granted under the Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors. The terms of options granted under the Plan may not exceed 10 years.

     The Company granted options as to 311,000, 553,100, and 3,143,700 shares under the Plan during 1996, 1997, and 1998, respectively, at exercise prices ranging from $2 to $10. Options as to 707,700 shares granted in 1994 resulted in $248,000 and $80,000 of compensation expense during 1996 and 1997, respectively. This expense relates to the aggregate difference between the estimated fair market values of the shares at the date of the grant and the exercise prices, which was expensed over the vesting period.

     At December 31, 1998, options as to 189,675 shares are available for future grants under the Plan and the Company has reserved 3,293,575 shares for further issuance.

     During 1994, the Company adopted a Directors Stock Option Plan for up to 180,000 shares of common stock for awards to non-employee directors. Options granted under this plan vest over a three-year period. The Company granted options as to 25,000 and 15,000 shares at exercise prices of $6 and $10 in 1996 and 1997, respectively. Grants issued under the plan resulted in $30,000 and $25,000 of compensation expense during 1996 and 1997, respectively, which relates to the aggregate difference between the estimated fair market values of the shares at the dates of grant and the exercise prices, which is being expensed over the vesting period. The Company has reserved 180,000 shares for future issuance under this plan at December 31, 1998.

     During 1998, options to purchase 1,758,200 shares of common stock were canceled and reissued and options to purchase 40,000 shares of common stock were repriced at lower prices.

     A summary of stock option activity under both of the above-described plans follows:


                                                                                  PRICE              WEIGHTED -
                                                      NUMBER OF SHARES          PER SHARE           AVERAGE PRICE
                                                   ----------------------------------------------------------------
Outstanding options at December 31, 1995                  1,847,900
 Options granted                                            326,000            $      10.00             $10.00
 Options exercised                                           (5,200)           0.32 -  6.00               0.82
 Options forfeited                                          (39,500)           6.00 - 10.00               8.00
                                                   -------------------
Outstanding options at December 31, 1996                  2,129,200            0.32 - 10.00               6.29

    Options granted                                         553,100            7.40 - 10.00               9.42
    Options exercised                                       (44,825)           0.32 -  8.00               2.96
    Options forfeited                                      (634,725)           0.32 - 10.00               7.79
                                                   -------------------
Outstanding options at December 31, 1997                  2,002,750            0.32 - 10.00               6.76

 Options granted                                          3,143,700            2.00 -  7.48               5.12
 Options exercised                                           (7,200)                   0.32               0.32
 Options forfeited                                         (177,150)           4.50 - 10.00               6.85
 Options canceled                                        (1,758,200)           4.50 - 10.00               7.77
                                                   -------------------
Outstanding options at December 31, 1998                  3,203,900            0.32 -  8.00               4.40
                                                   ===================


     The following table summarizes information concerning outstanding and exercisable options at December 31, 1998:

                                      OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                         -------------------------------------------     -------------------------------------------


                                                   WEIGHTED AVERAGE
   RANGE OF                     NUMBER                 REMAINING                NUMBER             WEIGHTED AVERAGE
EXERCISE PRICES               OUTSTANDING          CONTRACTUAL LIFE           EXERCISABLE           EXERCISE PRICE
---------------          -------------------     -------------------     -------------------     -------------------
   $     0.32                        4,700                 4                      4,700               $     0.32
         2.00                      675,700                10                     35,000                     2.00
    4.00-5.00                    2,059,400                10                    749,400                4.00-5.00
    6.00-8.00                      464,100                 6                    463,725                6.00-8.00

     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. The fair values for these options were estimated at the dates of grant using the minimum value method prior to the Company's Initial Public Offering in September 1997 and the Black-Scholes method thereafter, with the following weighted-average assumptions for 1996, 1997, and 1998; risk-free interest rates of 6.36%, 6.20%, and 5.07%, respectively; no dividend yield; volatility of .01 prior to the effective date of the Company's Initial Public Offering in September 1997, .421 for the remainder of 1997, and .740 in 1998; and a weighted-average expected life of 6 years.

     For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma net loss, assuming Statement 123 had been adopted, would have been approximately $1,866,000, $6,755,000, and $11,232,000 during 1996,
1997, 1998, respectively. The Company's pro forma net loss per share, assuming Statement 123 had been adopted, would have been, $0.18, $0.60, and $0.86 during 1996, 1997, 1998, respectively.

     The weighted-average fair values of options granted for the years ended December 31, 1996, 1997, and 1998 were $2.52, $2.90, and $2.01, respectively.
Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

10.  SEGMENT INFORMATION

     In accordance with the requirements of Statement 131, the following disclosure represents the information used by management when evaluating the operating performance of its business units. The information reviewed by management includes the operating revenue from external customers, net loss, and identifiable assets for the Company's two geographic areas, the United States and the United Kingdom. Both operating segments are involved in developing and marketing patented digital image science technology.

The net assets of the foreign operations exclude intercompany accounts payable to the Company (for which settlement is not planned or anticipated in the foreseeable future).

                                                                      YEAR ENDED DECEMBER 31
                                                         1996                  1997                   1998
                                                     ---------------------------------------------------------
      OPERATING REVENUE
      United States                                  $15,462,000            $ 9,425,000            $   750,000
      United Kingdom                                      96,000                 46,000                  3,000
                                                     ---------------------------------------------------------
     Total                                           $15,558,000            $ 9,471,000            $   753,000
                                                     =========================================================

     NET LOSS
      United States                                  $   973,000            $ 5,511,000            $ 9,371,000
      United Kingdom                                     633,000                818,000                654,000
                                                     ---------------------------------------------------------
     Total                                           $ 1,606,000            $ 6,329,000            $10,025,000
                                                     =========================================================

     IDENTIFIABLE ASSETS, NET
      United States                                  $ 3,144,000            $18,550,000            $ 8,621,000
      United Kingdom                                      67,000                166,000               (103,000)
                                                     ---------------------------------------------------------
     Total                                           $ 3,211,000            $18,716,000            $ 8,518,000
                                                     =========================================================

MAJOR CUSTOMERS

     Several customers of the domestic operating segment comprised a significant portion of consolidated revenues in each period. During 1996, revenues of $12,673,000 were recognized from a major international telecommunications company (as discussed in Note 7), and $1,484,000 from product sales to a foreign government. During 1997, $7,102,000 in revenues were recognized from a major international telecommunications company, and $1,043,000 was recognized from a foreign satellite transmission company. During 1998, revenues were derived from sales to a government agency and from two different software development companies, in the amount of $478,000, $105,000, and $72,000, respectively.

11. SIGNIFICANT EMPLOYMENT AGREEMENTS

     In 1994, the Company entered into employment agreements of an indefinite term with its two co-founders, who each serve as Executive Vice Presidents. The agreements provide for: (a) a grant of stock options; (b) ongoing annual base salaries; (c) salary continuation rights in the event of employment termination under certain circumstances; and (d) possible performance-based cash bonuses each year through 1996. There were no charges to expense for cash bonuses under these agreements in 1996, 1997, and 1998.

     In December 1997, the Company restated the employment agreement with the President/Chief Executive Officer. The restated agreement acknowledges his request to relinquish the President/Chief Executive Officer titles and to become the Vice-Chairman of the Company's Board of Directors together with (a) a reduction of base salary to reflect his advisory role; (b) an additional grant of 124,100 stock options; and (c) a performance-based cash bonus in the amount of $150,000, which was paid in 1997. The restated agreement also provides for the immediate vesting of options as to 706,000 shares of common stock previously granted and the forfeiture of options as to 218,300 shares of common stock previously granted.

     In February 1998, the Company entered into an employment agreement with its new President and Chief Executive Officer. The agreement provides for (a) granting of immediate stock options; (b) granting of additional stock options under certain circumstances; (c) granting of cash bonuses under certain circumstances; and (d) salary continuation rights for 18 months in the event of termination of employment under certain circumstances. There were no charges to expense for bonuses or additional grants of stock options under this agreement in 1998.

12. INCOME TAXES

     The Company and ISL file income tax returns in the United States and the United Kingdom, respectively.

     At December 31, 1997, and December 31, 1998, the Company has net operating loss carryforwards in the United States of $11,941,000 and $20,992,000, respectively, which begin expiring in 2007. In addition, at December 31, 1997, and December 31, 1998, the Company has $920,000 and $1,087,000, respectively, of research and development credits available for offset against future United States income taxes which also begin expiring in 2007. The utilization of net operating loss carryforwards to offset future taxable income may be limited due to any future changes in ownership of the Company.

     At December 31, 1997, and December 31, 1998, ISL has net operating loss carryforwards in the United Kingdom of (Pounds)1,600,000 ($2,633,000) and (Pounds)2,052,000 ($3,405,000), respectively, which are available for offset against future United Kingdom taxable income.

     For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of such deferred income tax assets.

     The Company's deferred income tax liabilities and assets are as follows:

                                                                                  DECEMBER 31
                                                                          1997                 1998
                                                                  -----------------------------------------
Deferred income tax liabilities:
 Prepaid insurance                                                    $    19,000         $     14,000
                                                                  -----------------------------------------
Total deferred income tax liabilities                                      19,000               14,000
Deferred income tax assets:
 Book over tax depreciation                                               158,000              255,000
 Research and development credits                                         920,000            1,087,000
 Allowance for bad debts                                                    3,000                2,000
 Net operating loss carryforwards-U.S.                                  4,538,000            7,965,000
 Net operating loss carryforwards-U.K.                                    869,000            1,294,000
 Contribution carryover                                                         -                5,000
 Compensatory stock options                                               266,000              250,000
 Deferred revenue                                                           2,000                2,000
 Alternative minimum tax credit                                           115,000              115,000
 Bonuses                                                                   10,000               24,000
                                                                  -----------------------------------------
Total deferred income tax assets                                        6,881,000           10,999,000
Valuation allowance for deferred income tax assets                     (6,862,000)         (10,985,000)
                                                                  -----------------------------------------
Net deferred income tax assets                                             19,000               14,000
                                                                  -----------------------------------------
Net deferred income taxes                                             $         -         $          -
                                                                  =========================================

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                                  1996            1997             1998
                                              ---------------------------------------------
          Tax at statutory rate               $ (546,000)     $(2,152,000)     $(3,409,000)
     State taxes, net of federal benefit         (64,000)        (253,000)        (401,000)
     Permanent differences and other             (34,000)         (79,000)        (313,000)
          Valuation allowance                    644,000        2,484,000        4,123,000
                                              ---------------------------------------------
                                              $        -      $         -      $         -
                                              =============================================

13. RETIREMENT PLAN

     The Company maintains a defined contribution plan (the "401(k) Plan") covering all employees. The Company makes matching contributions equal to 50% of eligible employees' contributions, up to 4% of the employee's compensation, increased to 6% effective June 1, 1998. The Company expensed $102,000, $102,000, and $100,000 during 1996, 1997, and 1998, respectively, related to this plan.