Form 10-K405, Exhibit 13
period 1999-12-31
ITERATED SYSTEMS INC
filed 2000-03-30
CIK 924546

EXHIBIT 13.1

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (in thousands except per share data)

                                                            DECEMBER 31,
                                       --------------------------------------------------------
                                           1999        1998        1997        1996        1995
                                       --------    --------    --------    --------    --------

Revenues                               $ 14,430    $  1,697    $    753    $  9,471    $ 15,558
Operating loss                           (8,226)    (10,689)     (6,551)     (1,701)       (612)
Net loss                                 (8,059)    (10,025)     (6,329)     (1,606)       (509)
Basic and diluted net loss per share      (0.61)      (0.77)      (0.56)      (0.15)      (0.05)
Weighted average shares outstanding      13,310      13,084      11,320      10,564      10,501
Cash and short-term investments           2,288       7,977      17,633       4,151       6,281
Total assets                              3,353       9,084      19,775       7,487      10,032
Non-current liabilities                       0          14          54         208       1,429
Stockholders' equity                      2,547       8,518      18,716       3,211       2,514



                                              SELECTED QUARTERLY OPERATING RESULTS
                                              (in thousands except per share data)


                                                                         QUARTER ENDED
                                        --------------------------------------------------------------------------------------------
                                                             1999                                          1998
                                        ----------------------------------------------- --------------------------------------------
                                           March 31     June 30   Sept. 30     Dec. 31    March 31    June 30   Sept. 30    Dec. 31
                                           --------     -------   --------     -------    --------    -------   --------    --------

Revenues                                   $    379    $    151   $    763    $    405    $    281   $    153   $    149   $    170
Operating loss                               (2,229)     (2,486)    (1,745)     (1,765)     (3,037)    (2,861)    (2,653)    (2,137)
Net loss                                     (2,174)     (2,420)    (1,723)     (1,743)     (2,811)    (2,670)    (2,472)    (2,042)
Basic and diluted net loss per share          (0.17)      (0.19)     (0.13)      (0.12)      (0.21)     (0.20)     (0.19)     (0.16)
Weighted average shares outstanding          13,073      13,073     13,073      14,025      13,106     13,084     13,073     13,073

                             ITERATED SYSTEMS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1999, 1998, and 1997




                                    CONTENTS



Report of Independent Auditors................................................14

Consolidated Balance Sheets...................................................15

Consolidated Statements of Operations.........................................16

Consolidated Statements of Shareholders' Equity and Comprehensive Loss........17

Consolidated Statements of Cash Flows.........................................18

Notes to Consolidated Financial Statements....................................19

REPORT OF INDEPENDENT AUDITORS


Board of Directors
Iterated Systems, Inc.

         We have audited the accompanying consolidated balance sheets of Iterated Systems, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iterated Systems, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                                    ERNST & YOUNG LLP

Atlanta, Georgia
February 23, 2000, except for Note 13
as to which the date is March 23, 2000

                             ITERATED SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31
                                                                     1999           1998
                                                                 ---------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                    $  2,288,343    $  3,706,070
   Short-term investments                                               --         4,270,444
   Accounts receivable, net of reserves for doubtful accounts
     of $5,159 and $5,668, respectively                              332,579         214,088
   Subscription receivable from stockholder                          255,000            --
   Prepaid expenses and other assets                                  99,065         212,132
                                                                 ---------------------------
Total current assets                                               2,974,987       8,402,734

Property and equipment:
   Computer equipment and purchased software                       2,968,417       2,872,013
   Furniture and equipment                                           388,900         390,158
   Leasehold improvements                                            143,553         135,566
                                                                 ---------------------------
                                                                   3,500,870       3,397,737
   Accumulated depreciation and amortization                      (3,166,421)     (2,761,119)
                                                                 ---------------------------
                                                                     334,449         636,618

Other assets                                                          43,567          44,699
                                                                 ---------------------------
TOTAL ASSETS                                                    $  3,353,003    $  9,084,051
                                                                ============================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Accounts payable                                             $    258,359    $    153,670
   Accrued expenses                                                  426,297         353,086
   Deferred revenue                                                  106,820           5,126
   Current portion of capitalized lease obligations                     --             4,874
   Other liabilities                                                  14,405          34,572
                                                                 ---------------------------
Total current liabilities                                            805,881         551,328

Non-current liabilities                                                 --            14,405

Shareholders' equity:
    Common stock, $.01 par value:
         Authorized - 40,000,000;
         Issued and outstanding - 17,520,340
         and 13,073,025, respectively                                175,204         130,730
   Additional paid-in capital                                     31,805,681      29,806,036
   Accumulated deficit                                           (29,520,411)    (21,461,546)
   Currency translation adjustments                                   86,648          43,098
                                                                 ---------------------------
Total shareholders' equity                                         2,547,122       8,518,318
                                                                 ---------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $  3,353,003    $  9,084,051
                                                                ============================

SEE ACCOMPANYING NOTES.

                             ITERATED SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          YEAR ENDED DECEMBER 31
                                                              1999                 1998                 1997
                                                      ---------------------------------------------------------------
Revenues:
   Development and exclusive license fees                $    1,686,786       $      671,161     $      9,088,972
   Software products                                              5,208                1,943              284,691
   Other                                                          5,373               80,000               97,500
                                                      ---------------------------------------------------------------
                                                              1,697,367              753,104            9,471,163
Costs and expenses:
   Costs of product revenues                                          -                    -              128,392
   Sales and marketing                                        3,495,132            4,172,443            4,993,471
   Research and development                                   4,890,832            5,237,166            8,260,615
   General and administrative                                 1,537,034            2,032,283            2,640,183
                                                      ---------------------------------------------------------------
                                                              9,922,998           11,441,892           16,022,661
                                                      ---------------------------------------------------------------
Operating loss                                               (8,225,631)         (10,688,788)         ( 6,551,498)

Other income (expense):
   Interest income                                              219,526              714,555              395,927
   Interest expense                                            (    452)            ( 16,287)           ( 176,464)
   Foreign currency exchange gain (loss)                        (52,308)             (34,592)               2,986
                                                      ---------------------------------------------------------------
                                                                166,766              663,676              222,449
                                                      ---------------------------------------------------------------
Net loss                                                 $   (8,058,865)   $     (10,025,112)    $    ( 6,329,049)
                                                      ===============================================================

Basic and diluted net loss per share of common stock
                                                         $       (0.61)       $       (0.77)     $         (0.56)
                                                      ===============================================================
Weighted average shares outstanding -
   basic and diluted                                         13,310,365           13,083,954           11,319,600
                                                      ===============================================================

SEE ACCOMPANYING NOTES.

                             ITERATED SYSTEMS, INC.

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

                                                                                                          ACCUMULATED
                                                         COMMON STOCK      ADDITIONAL                        OTHER
                                                   ----------------------    PAID-IN      ACCUMULATED    COMPREHENSIVE
                                                     SHARES      AMOUNT      CAPITAL        DEFICIT           LOSS        TOTAL
                                                   ------------------------------------------------------------------------------
Balance at December 31, 1996                        10,714,600 $ 107,146  $  8,193,984   $ (5,107,385)   $  17,484    $  3,211,229
   Comprehensive loss:
     Net loss                                             --        --            --       (6,329,049)        --        (6,329,049)
     Currency translation adjustment                      --        --            --             --         (8,640)         (8,640)
   Comprehensive loss
   Initial public offering of stock, net of                                                                             (6,337,689)
     $1,821,000 of offering costs                    2,040,000    20,400    18,558,746           --           --        18,579,146
   Conversion of note payable to stockholder to
     common stock                                      300,000     3,000     2,997,000           --           --         3,000,000
   Issuance of common stock                              2,600        26        25,974           --           --            26,000
   Exercise of stock options                            44,825       448       132,211           --           --           132,659
   Compensation related to options for 570,200
     shares of common stock                               --        --         104,805           --           --           104,805
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1997                        13,102,025   131,020    30,012,720    (11,436,434)       8,844      18,716,150
   Comprehensive loss:
     Net loss                                             --        --            --      (10,025,112)        --       (10,025,112)
     Currency translation adjustment                      --        --            --             --         34,254          34,254
   Comprehensive loss                                                                                                   (9,990,858)
   Issuance of warrants                                   --        --          31,597           --           --            31,597
   Exercise of stock options                             7,200        72         2,221           --           --             2,293
   Purchase and retirement of common stock             (36,200)     (362)     (240,502)          --           --          (240,864)
                                                   -------------------------------------------------------------------------------
 Balance at December 31, 1998                       13,073,025   130,730    29,806,036    (21,461,546)      43,098       8,518,318
   Comprehensive loss:
     Net loss                                             --        --            --       (8,058,865)        --        (8,058,865)
     Currency translation adjustments                     --        --            --             --         43,550          43,550
   Comprehensive loss                                                                                                   (8,015,315)
   Exercise of stock options                             2,500        25           771           --           --               796
   Rights offering of stock, net of $179,000 of
     offering costs                                  4,444,815    44,449     1,998,874           --           --         2,043,323
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1999                        17,520,340 $ 175,204  $ 31,805,681   $(29,520,411)   $  86,648    $  2,547,122
                                                   ===============================================================================

SEE ACCOMPANYING NOTES.

                             ITERATED SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED DECEMBER 31
                                                                   1999                1998                 1997
                                                       ---------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                   $   (8,058,865)      $  (10,025,112)      $   (6,329,049)
Adjustments to reconcile net loss to net cash used
   in operating activities:
     Depreciation and amortization                                417,374              863,782            1,468,109
     Gain on sales of property and equipment                       (6,006)             (13,181)                (180)
     Compensatory stock options                                         -                    -              104,805
     Issuance of warrants                                               -               31,597                    -
     Foreign currency transaction (gain) loss                      52,308               34,592               (2,986)
     Changes in operating assets and liabilities:
       Accounts receivable                                       (118,491)             281,579             ( 84,561)
       Prepaid expenses and other assets                          114,199              156,660              256,207
       Accounts payable                                           104,689              (52,651)            (102,219)
       Accrued expenses                                            73,211             (286,375)            (234,842)
       Deferred revenue                                           101,694                    -           (2,552,000)
       Other liabilities                                          (34,572)             (34,572)             (34,572)
                                                       ---------------------------------------------------------------
Net cash used in operating activities                          (7,354,459)          (9,043,681)          (7,511,288)

INVESTING ACTIVITIES
Purchases of property and equipment                              (114,441)            (294,037)            (445,971)
Proceeds from sale of property and equipment                        8,620               39,574                  400
(Purchases) sales of short-term investments                     4,270,444            5,728,976           (9,999,420)
                                                       ---------------------------------------------------------------
Net cash provided by (used in) investing activities             4,164,623            5,474,513          (10,444,991)

FINANCING ACTIVITIES
Proceeds from note payable to stockholder                               -                    -            3,000,000
Payments on note payable to bank                                        -              (80,784)            (138,487)
Principal payments on capital lease obligations                  (  4,874)             (38,829)            (160,710)
Net proceeds from initial public offering of common
   stock                                                                -                    -           18,579,146
Issuance of common stock                                        1,789,119                2,293              158,659
Repurchase of common stock                                              -             (240,864)                   -
                                                       ---------------------------------------------------------------
Net cash provided by (used in) financing activities             1,784,245             (358,184)          21,438,608

Effect of exchange rate fluctuation on cash                       (12,136)                 139                  120
                                                       ---------------------------------------------------------------
Change in cash and cash equivalents                            (1,417,727)          (3,927,213)           3,482,449
Cash and cash equivalents at beginning of year                  3,706,070            7,633,283            4,150,834
                                                       ---------------------------------------------------------------
Cash and cash equivalents at end of year                   $    2,288,343       $    3,706,070       $    7,633,283
                                                       ===============================================================

NON-CASH ITEMS
Issuance of common stock in return for subscription
   receivable                                              $      255,000       $            -       $            -
                                                       ===============================================================
Conversion of proceeds on note payable to stockholder
   to common stock                                         $            -       $            -       $    3,000,000
                                                       ===============================================================

SEE ACCOMPANYING NOTES.

                             ITERATED SYSTEMS, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
         Iterated Systems, Inc. (the "Company") develops and markets MediaBin, a cross media image production platform, to users of high quality digital image systems needing innovative, high performance solutions that make workflows faster and more efficient. The Company's patented technologies are based upon its research and development expertise in digital image science and fractal-based mathematics that have evolved over more than twelve years experience.

         As shown in the financial statements, the Company incurred a net loss of $8,059,000 in 1999 and has an accumulated deficit of $29,520,000 at December 31,1999.

         The Company used cash in operating activities of $7,354,000 in 1999 and $9,044,000 in 1998. The funding of the Company's operations was generated primarily by the proceeds of the September 1997 and November 1999 stock and rights offerings and has enabled the Company to meet its obligations despite negative cash flows. However, the Company may not be able to depend solely on existing funds to meet its planned obligations during 2000. The Company is finalizing the development of its new MediaBin software platform and expects to increase revenues in 2000 over 1999. The Company may also seek to raise additional investment and or debt capital in order to fund operations (see Note
13). The Company may undertake certain cost cutting measures that could slow down its research and development efforts. It is not possible to predict the outcome of the Company's efforts, and there is no assurance that the Company will be successful in increasing revenues or obtaining financing sufficient to fund its operations.

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

SHORT-TERM INVESTMENTS
         The Company's short-term investments are classified as held-to-maturity and are stated at cost. These investments mature within one year and the carrying amounts reported in the balance sheets for these investments approximate their fair values.

PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost. Depreciation and amortization expense is calculated over the estimated useful lives of the related assets (three to seven years) using the straight-line method for financial reporting purposes. Amortization of assets recorded under capital leases is included with depreciation and amortization expense.

ADVERTISING COSTS
         Advertising costs are expensed in the period incurred. Such costs amounted to $6,700, $23,000, and $132,000 during 1999, 1998, and 1997, respectively.

RESEARCH AND DEVELOPMENT
         Research and development expenditures are expensed in the period incurred.

SOFTWARE DEVELOPMENT COSTS
         Statement of Financial Accounting Standards ("SFAS") No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's software development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between completion of a working model and the point at which the product is ready for general release have been insignificant.

SOFTWARE REVENUE RECOGNITION
         The American Institute of Certified Public Accountants (AICPA) issued Statement of Position ("SOP") 97-2, SOP 98-4, and SOP 98-9 to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software.

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

INCOME TAXES
         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Such amounts are measured using enacted tax rates and corresponding laws that are expected to be in effect when the differences reverse.

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

STOCK BASED COMPENSATION
         SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION ("SFAS 123"), sets forth accounting and reporting standards for stock based employee compensation plans. As permitted by SFAS 123, the Company accounts for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations ("APB 25"). Under APB 25, no compensation expense is recognized for stock options granted to employees at fair market value.

NET LOSS PER SHARE
         Net loss per share has been computed in accordance with SFAS 128 which requires disclosure of basic and diluted earnings per share. Basic earnings per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share include the impact of potentially dilutive securities. The Company's potentially dilutive securities were anti-dilutive and therefore were not included in the computation of diluted loss per share.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
         On January 1, 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME ("SFAS 130"). The Company reported comprehensive loss in its statement of changes in shareholders' equity. The adoption of SFAS 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

         In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION ("SFAS 131"), which establishes standards for the way public business enterprises report information about operating segments. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted SFAS 131 in 1998, and the effect of the adoption was not material to the consolidated financial statements (see Note 8).

         In March 1998, the AICPA issued SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED FOR OR OBTAINED FOR INTERNAL USE. The SOP, which was adopted in 1998, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. The SOP requires companies to adopt its provisions as of the beginning of the year and restate previously reported interim results. The adoption of SOP 98-1 did not have a material effect on the Company's financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), which is required to be adopted in years beginning after June 15, 2000. Because the Company has no derivatives, management does not anticipate that the adoption of the SFAS 133 will have a significant effect on the financial position or results of operations of the Company.

RECLASSIFICATIONS
         Certain reclassifications were made to the 1997 financial statements to conform to the 1998 presentation.

2. FINANCIAL INSTRUMENTS

         Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of short-term investments, trade accounts receivable, and accounts payable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. Company policy is designed to limit exposure at any one institution. Certain balances are in excess of Federal Deposit Insurance Corporation guaranteed amounts. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and notes payable approximate their estimated fair values.

3. LONG-TERM DEBT AND CREDIT FACILITY

         On May 31, 1996 (amended June 30, 1997), the Company entered into a Bridge Financing Credit Facility (the "Credit Facility") with one of its shareholders (the "Lender"). The Credit Facility allowed the Company to borrow up to $6,000,000 at prime plus 1% (9.5% at December 31, 1997) from the Lender until June 30, 1998, without collateral. On June 9, 1997, the Company borrowed $3,000,000 under the Credit Facility. On October 31, 1997, the Lender exercised the option to convert those borrowings into 300,000 shares of the Company's common stock at $10 per share. The Company paid the Lender $112,000 in interest on the outstanding borrowings during 1997 and commitment fees on amounts not borrowed of $26,000 and $9,000 for 1997 and 1998, respectively. No further borrowings occurred and the Credit Facility expired on June 30, 1998.

In addition, the Lender received a warrant to purchase 100,000 shares of the Company's common stock at $10 per share. The warrant expired on May 31, 1999.

4. OPERATING LEASES

         The Company leases certain office equipment and office space under noncancellable agreements. The office equipment lease provides for an extension of the lease term at fair rental value or a purchase option at fair market value. One of the office space leases provides for a five-year extension through 2005 with rent escalation clauses linked to the Consumer Price Index. Subsequent to year-end the Company exercised this extension. Rent expense under all operating leases approximated $511,000, $643,000, and $695,000 during 1999, 1998, and 1997, respectively.

         Future minimum lease payments under noncancellable operating leases, with initial lease terms of at least one year at the time of inception, are as follows at December 31, 1999:

               2000                                    $        602,000
               2001                                             477,000
               2002                                             477,000
               2003                                             477,000
               2004 and after                                 1,357,000
                                                       ----------------------
                                                              3,390,000
               Less: rental income from subleases              (237,000)
                                                       ----------------------
                                                       $       3,153,000
                                                       ======================

5. SIGNIFICANT CONTRACTS

         In 1994, the Company entered into a Development and License Agreement (the "1994 Agreement") with a major international telecommunications company (the "Licensee") to provide for further development of certain advanced compression technology for use in telecommunications applications. The Licensee supplied significant funding for development and had certain exclusive rights until September 1997 for specified modules in telecommunications markets. During 1997, the Company recognized $5,752,000 in development fee revenues and $1,350,000 in exclusive license fee revenues under the contract. Except for certain provisions, notably with respect to the continuing licensing of specific technology components referred to above, the Agreement expired in September 1997.

         The Company and Licensee entered into a new agreement on August 7, 1998, that cancelled the 1994 Agreement and provides the Licensee with rights to certain deliverables as defined in the agreement. Additionally, the Company granted the Licensee warrants to purchase up to 1,453,000 shares of common stock. The warrants expire four years from the issue date, were exercisable at $5 per share, and had an appraised value of $32,000, for which the Company recorded a charge to earnings. In conjunction with the Company's Rights Offering discussed below, as required by the new agreement, the exercise price of the warrants was reduced to $4 per share, and the number of shares that can be purchased was increased to 1,798,000, and the expiration date was unchanged. The warrants have not been exercised as of December 31, 1999.

6. COMMON STOCK

INITIAL PUBLIC OFFERING
         On September 30, 1997, the Company sold 2,040,000 shares of common stock in an initial public offering at $10.00 per share on the Oslo Stock Exchange.

         The Company has not registered any securities with the United States Securities and Exchange Commission other than shares registered under Form S-8 for the Company's stock option plans. Securities of the Company may not be offered for sale or sold in the United States, or to or for the account or benefit of any "US person" unless the securities are registered or an exemption from the registration requirements is available.

STOCK SPLIT
         On September 2, 1997: (a) the Company's Board of Directors agreed to effect a 100 for 1 stock split in the form of a stock dividend and to increase the number of authorized shares of common stock from 10,000,000 shares to 20,000,000 shares, effective September 3, 1997; and (b) the Company's shareholders approved such Board actions. All share and per share amounts have been adjusted in the accompanying consolidated financial statements to reflect such stock split.

RIGHTS OFFERING
         In November 1999, the Company conducted a Rights Offering in which rights to purchase additional shares of common stock were offered to existing shareholders. In connection with this offering, the Company issued 4,445,000 shares of common stock with proceeds to the Company of $2,043,000, net of expenses of $179,000. Included in these shares are 510,000 shares of common stock issued in exchange for a subscription receivable of $255,000 which was paid subsequent to year-end. In January 2000, an additional 7,600 shares were issued in connection with this offering with net proceeds to the Company of $3,800.


7. STOCK OPTION PLANS
         The Company's 1994 Amended and Restated Stock Option Plan (the "Plan") provides for the granting of either incentive or nonqualified options to employees of the Company or key persons as defined by the Plan. The terms and conditions of options granted under the Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors, but the term may not exceed 10 years.

         The Company granted options as to 495,000, 3,143,000, and 553,000 shares under the Plan during 1999, 1998, and 1997, respectively, at exercise prices ranging from $1 to $10 per share. Options as to 708,000 shares granted in 1994 resulted in $80,000 of compensation expense during 1997. This expense is recorded over the vesting period and relates to the aggregate difference between the estimated fair market value of the shares at the date of the grant and the exercise price.

         At December 31, 1999, options as to 1,039,000 shares are available for future grants under the Plan and the Company has reserved 4,291,000 shares for issuance under the plan.

         The Company's Directors Stock Option Plan provides for the grant of up to 180,000 shares of common stock to non-employee directors. Options granted under this plan vest over a three-year period. The Company granted options as to 15,000 shares at an exercise price of $10 per share in 1994 that resulted in $25,000 of compensation expense during 1997. This expense is recorded over the vesting period and relates to the aggregate difference between the estimated fair market value of the shares at the date of the grant and the exercise price. The Company has reserved 180,000 shares for issuance under this plan at December 31, 1999.

         During 1998, options to purchase 1,758,000 shares of common stock were canceled and reissued and options to purchase 40,000 shares of common stock were repriced to lower prices.

         A summary of stock option activity under both of the above-described plans follows:

                                            NUMBER OF        PRICE          WEIGHTED
                                             SHARES        PER SHARE      AVERAGE PRICE
                                            --------------------------------------------
Outstanding options at December 31, 1996    2,129,000   $0.32 - 10.00         $  6.29

         Options granted                      553,000    7.40 - 10.00            9.42
         Options exercised                    (45,000)   0.32 -  8.00            2.96
         Options forfeited                   (634,000)   0.32 - 10.00            7.79
                                            --------------------------------------------
Outstanding options at December 31, 1997    2,003,000    0.32 - 10.00            6.76

            Options granted                 3,143,000    2.00 -  7.48            5.12
            Options exercised                  (7,000)   0.32 -  0.32            0.32
            Options forfeited                (177,000)   4.50 - 10.00            6.85
            Options canceled               (1,758,000)   4.50 - 10.00            7.77
                                            --------------------------------------------
Outstanding options at December 31, 1998    3,204,000    0.32 -  8.00            4.40

            Options granted                   495,000    1.00 -  2.00            1.99
            Options exercised                  (3,000)   0.32 -  0.32            0.32
            Options forfeited                (404,000)   2.00 -  6.00            4.58
                                            --------------------------------------------
Outstanding options at December 31, 1999    3,292,000   $0.32 -  8.00         $  4.22
                                            ============================================

The following table summarizes information concerning outstanding and exercisable options at December 31, 1999:

                    OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
               -----------------------------     -------------------------
                                  WEIGHTED
                                  AVERAGE                         WEIGHTED
RANGE OF                         REMAINING                        AVERAGE
EXERCISE          NUMBER        CONTRACTUAL         NUMBER        EXERCISE
 PRICES        OUTSTANDING          LIFE         EXERCISABLE       PRICE
 ------        -----------          ----         -----------       -----
$    0.32           2,000             3               2,000       $ 0.32
1.00-2.00         977,000             9             205,000         2.00
4.50-5.00       1,999,000             7           1,125,000         4.90
6.00-8.00         314,000             3             314,000         6.56
                ---------           ----          ---------       ------
Total           3,292,000             7           1,646,000       $ 4.85
                =========           ====          =========       ======

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

         Pro forma information regarding net income is required by Statement
123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method. The fair values for these options were estimated at the dates of grant using the minimum value method prior to the Company's Initial Public Offering in September 1997 and the Black-Scholes method thereafter, with the following weighted-average assumptions for 1999, 1998, and 1997; risk-free interest rates of 5.40%, 5.07%, and 6.20%, respectively; no dividend yield; volatility of 3.33 in 1999, .740 in 1998, .01 prior to the effective date of the Company's Initial Public Offering in September 1997, and
 .421 for the remainder of 1997; and a weighted-average expected life of 6 years.

         For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma net loss, assuming Statement 123 had been adopted, would have been approximately $8,742,000, $11,232,000, and $6,755,000 during 1999,
1998, 1997, respectively. The Company's pro forma net loss per share, assuming Statement 123 had been adopted, would have been, $0.66, $0.86, and $0.60 during 1999, 1998, 1997, respectively.

         The weighted-average fair values of options granted for the years ended December 31, 1999, 1998, and 1997 were $0.95, $2.01, and $2.90, respectively.
Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999.

8. SEGMENT INFORMATION
         In accordance with the requirements of SFAS 131, the following disclosure represents the information used by management when evaluating the operating performance of its business units. The information reviewed by management includes the operating revenue from external customers, net loss, and identifiable assets for the Company's two geographic areas, the United States and the United Kingdom. Both operating segments are involved in developing and marketing patented digital image products.

         The net assets of foreign operations exclude intercompany accounts payable to the Company (for which settlement is not planned or anticipated in the foreseeable future).

                                      Year ended December 31
                               1999            1998            1997
                           ------------    ------------    ------------

Operating revenue
   United States           $  1,680,000    $    750,000    $  9,425,000
   United Kingdom                17,000           3,000          46,000
                           ------------    ------------    ------------
Total                      $  1,697,000    $    753,000    $  9,471,000
                           ============    ============    ============

Net loss
   United States           $  7,467,000    $  9,371,000    $  5,511,000
   United Kingdom               592,000         654,000         818,000
                           ------------    ------------    ------------
Total                      $  8,059,000    $ 10,025,000    $  6,329,000
                           ============    ============    ============

Identifiable assets, net
   United States           $  2,646,000    $  8,630,000    $ 18,550,000
   United Kingdom               (99,000)       (112,000)        166,000
                           ------------    ------------    ------------
Total                      $  2,547,000    $  8,518,000    $ 18,716,000
                           ============    ============    ============

9. MAJOR CUSTOMERS
         Several customers of the domestic operating segment comprised a significant portion of consolidated revenues in each year. During 1999, revenues from a government agency, a major automobile manufacturer, and a video transmission company contributed $224,000, $373,000, and $600,000, respectively. During 1998, revenues were derived from sales to a government agency and from two different software development companies in the amounts of $478,000, $105,000, and $72,000, respectively. During 1997, $7,102,000 in revenues was recognized from a major international telecommunications company (as discussed in Note 5), and $1,043,000 was recognized from a foreign satellite transmission company.

10. SIGNIFICANT EMPLOYMENT AGREEMENTS
         In 1994, the Company entered into an employment agreement of an indefinite term with one of its founders, who currently serves as Executive Vice President. The agreement provides for: (a) a grant of stock options; (b) ongoing annual base salary; and (c) salary continuation rights in the event of employment termination under certain circumstances.

         In December 1997, the Company restated the employment agreement with its then President and Chief Executive Officer. The restated agreement acknowledges his request to relinquish the President and Chief Executive Officer titles and to become the Vice-Chairman of the Company's Board of Directors together with: (a) a reduction of base salary to reflect his advisory role; (b) an additional grant of 124,000 stock options; and (c) a performance-based cash bonus in the amount of $150,000 which was paid in 1997. The restated agreement also provides for the immediate vesting of options as to 706,000 shares of common stock previously granted and the forfeiture of options as to 218,000 shares of common stock previously granted.

         In February 1998, the Company entered into an employment agreement with its new President and Chief Executive Officer. The agreement provides for: (a) granting of immediate stock options; (b) granting of additional stock options under certain circumstances; (c) granting of cash bonuses under certain circumstances; and (d) salary continuation rights for 18 months in the event of termination of employment under certain circumstances. There were no charges to expense for bonuses or additional grants of stock options under this agreement in 1999 or 1998.

11. INCOME TAXES
         The Company and ISL file income tax returns in the United States and the United Kingdom, respectively.

         At December 31, 1999, and December 31, 1998, the Company has net operating loss carryforwards in the United States of $28,234,000 and $20,992,000, respectively, which begin expiring in 2007. In addition, at December 31, 1999, and December 31, 1998, the Company has $1,237,000 and $1,087,000, respectively, of research and development credits available for offset against future United States income taxes which also begin expiring in 2007. The utilization of net operating loss carryforwards to offset future taxable income may be limited in the event of any future changes in ownership of the Company.

         At December 31, 1999, and December 31, 1998, ISL has net operating loss carryforwards in the United Kingdom of (pound)2,418,000 ($3,997,000) and (pound)2,052,000 ($3,405,000), respectively, which are available for offset against future United Kingdom taxable income.

         For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of such deferred income tax assets.

         The Company's deferred income tax liabilities and assets are as follows:

                                                             DECEMBER 31
                                                         1999          1998
                                                     -------------------------
Deferred income tax liabilities:
 Prepaid insurance                                   $    20,000   $    14,000
                                                     -------------------------
Total deferred income tax liabilities                     20,000        14,000
Deferred income tax assets:
 Book over tax depreciation                              230,000       255,000
 Research and development credits                      1,237,000     1,087,000
 Allowance for bad debts                                   2,000         2,000
 Net operating loss carryforwards-U.S                 10,718,000     7,965,000
 Net operating loss carryforwards-U.K                  1,519,000     1,294,000
 Contribution carryover                                   11,000         5,000
 Compensatory stock options                              250,000       250,000
 Deferred revenue                                         41,000         2,000
 Alternative minimum tax credit                          115,000       115,000
 Bonuses                                                  20,000        24,000
 Vacation accrual                                         19,000            --
 Foreign exchange gain/loss                               12,000            --
                                                     -------------------------
Total deferred income tax assets                      14,174,000    10,999,000
Valuation allowance for deferred income tax assets    14,154,000    10,985,000
                                                     -------------------------
Net deferred income tax assets                            20,000        14,000
                                                     -------------------------
Net deferred income taxes                            $        --    $       --
                                                     =========================

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                          1999           1998           1997
                                      -----------    -----------    -----------

Tax at statutory rate                 $(2,740,000)   $(3,409,000)   $(2,152,000)
State taxes, net of federal benefit      (319,000)      (401,000)      (253,000)
Permanent differences and other          (110,000)      (313,000)       (79,000)
Valuation allowance                     3,169,000      4,123,000      2,484,000
                                      -----------    -----------    -----------
                                      $        --    $        --    $        --
                                      ===========    ===========    ===========

12. RETIREMENT PLAN
         The Company maintains a defined contribution plan (the "401(k) Plan") covering all employees. The Company makes matching contributions equal to 50% of eligible employees' contributions up to 4% of the employee's compensation, increased to 6% effective June 1, 1998. The Company expensed $98,000, $100,000, and $100,000 during 1999, 1998, and 1997, respectively, related to this plan.

13. SUBSEQUENT EVENT
         On March 23, 2000, the Company entered into a loan agreement with a company controlled by a member of its Board of Directors under which the Company borrowed $2,000,000 for a term of four years. The terms of the loan call for the Company to pay interest at the rate of prime plus 1%. Principal payments of $167,000 begin June 2001 and are to be paid quarterly through March 2004. In the event that the Company successfully completes a private placement or public offering of common stock greater than $2,000,000, then the lender shall convert the outstanding balance of the loan into shares of common stock at a discount of 25% from the offering price.