Form 10-K405, Exhibit 13
period 2000-12-31
MEDIABIN INC
filed 2001-03-30
CIK 924546

                                                                    EXHIBIT 13.1

                                      Summary Consolidated Financial Data
                                     (in thousands except per share data)

                                                                     December 31
                                           -------------------------------------------------------------------
                                              2000           1999           1998           1997           1996
                                           -------        -------       --------        -------        -------
Revenues                                   $ 2,371        $ 1,697       $    753        $ 9,471        $15,558
Operating loss                              (6,051)        (8,226)       (10,689)        (6,551)        (1,701)
Net loss                                    (6,141)        (8,059)       (10,025)        (6,329)        (1,606)
Basic and diluted net loss per share         (0.35)         (0.61)         (0.77)         (0.56)         (0.15)
Weighted average shares outstanding         17,528         13,310         13,084         11,320         10,564
Cash and short-term investments                698          2,288          7,977         17,633          4,151
Total assets                                 1,875          3,353          9,084         19,775          7,487
Non-current liabilities                      3,793              0             14             54            208
Shareholders' equity (deficit)              (3,674)         2,547          8,518         18,716          3,211



                                           Selected Quarterly Operating Results
                                                       (unaudited)
                                           (in thousands except per share data)

                                                                          Quarter Ended
                                     -------------------------------------------------------------------------------------
                                                         2000                                      1999
                                     -------------------------------------------------------------------------------------
                                       March 31   June 30   Sept. 30   Dec. 31     March 31   June 30   Sept. 30   Dec. 31
                                      ---------   -------   -------    -------     --------   -------   --------   -------
Revenues                                $   816   $   580    $   423   $   552      $   379   $   151    $   763   $   405
Operating loss                           (1,436)   (1,427)    (1,598)   (1,590)      (2,229)   (2,486)    (1,745)   (1,765)
Net loss                                 (1,412)   (1,428)    (1,633)   (1,668)      (2,174)   (2,420)    (1,723)   (1,743)
Basic and diluted net loss per share      (0.08)    (0.08)     (0.09)    (0.10)       (0.17)    (0.19)     (0.13)    (0.12)
Weighted average shares outstanding      17,526    17,529     17,529    17,530       13,073    13,073     13,073    14,025

                                 MediaBin, Inc.
                       Consolidated Financial Statements
                  Years ended December 31, 2000, 1999 and 1998



                                    Contents

Report of Independent Auditors....................................................   F-1

Audited Consolidated Financial Statements

Consolidated Balance Sheets.......................................................   F-2
Consolidated Statements of Operations.............................................   F-3
Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Loss     F-4
Consolidated Statements of Cash Flows.............................................   F-5
Notes to Consolidated Financial Statements........................................   F-6

                         Report of Independent Auditors


Board of Directors
MediaBin, Inc.

We have audited the accompanying consolidated balance sheets of MediaBin, Inc., formerly known as Iterated Systems, Inc., as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MediaBin, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming MediaBin, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses for the past several years and has financed these deficits from funds produced by public offerings of stock and from loans from shareholders. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.


                                                 /s/ Ernst & Young LLP

Atlanta, Georgia
February 4, 2001

                                 MediaBin, Inc.
                          Consolidated Balance Sheets

                                                                                     December 31,
                                                                            2000                      1999
                                                                        --------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                              $    698,908              $  2,288,343
 Accounts receivable, net of reserves for doubtful accounts
  of $29,159 and $5,159, respectively                                        612,513                   332,579
 Subscription receivable from shareholder                                          -                   255,000
 Prepaid expenses and other assets                                           111,123                    99,065
                                                                        --------------------------------------
Total current assets                                                       1,422,544                 2,974,987

Property and equipment:
 Computer equipment and purchased software                                 3,001,767                 2,968,417
 Furniture and equipment                                                     403,150                   388,900
 Leasehold improvements                                                      145,522                   143,553
                                                                        --------------------------------------
                                                                           3,550,439                 3,500,870
 Accumulated depreciation and amortization                                (3,119,901)               (3,166,421)
                                                                        --------------------------------------
                                                                             430,538                   334,449

Other assets                                                                  22,101                    43,567
                                                                        --------------------------------------
Total assets                                                            $  1,875,183              $  3,353,003
                                                                        ======================================

Liabilities and shareholders' equity (deficit)
Current liabilities:
 Accounts payable                                                       $    505,200              $    258,359
 Accrued expenses                                                            307,507                   426,297
 Deferred revenue                                                            105,112                   106,820
 Current portion of loans from shareholders                                  708,333                         -
 Current portion of capitalized lease obligations                             43,630                         -
 Other liabilities                                                            85,969                    14,405
                                                                        --------------------------------------
Total current liabilities                                                  1,755,751                   805,881

Non-current liabilities:
   Loans from shareholders                                                 3,791,667                         -
   Capitalized lease obligations                                               1,436                         -
                                                                        --------------------------------------

Total non-current obligations                                              3,793,103                         -

Shareholders' equity (deficit):
   Common stock, $.01 par value: Authorized -
   40,000,000; Issued and outstanding - 17,529,607
   and 17,520,340, respectively                                              175,297                   175,204
Additional paid-in capital                                                31,812,722                31,805,681
Accumulated deficit                                                      (35,661,690)              (29,520,411)
Currency translation adjustments                                                   -                    86,648
                                                                        --------------------------------------
Total shareholders' equity (deficit)                                      (3,673,671)                2,547,122
                                                                        --------------------------------------
Total liabilities and shareholders' equity (deficit)                    $  1,875,183              $  3,353,003
                                                                        ======================================

See accompanying notes.

                                 MediaBin, Inc.
                     Consolidated Statements of Operations

                                                                          Year ended December 31,
                                                               2000                   1999                   1998
                                                            ----------------------------------------------------------
Revenue:
 License fees                                                $ 1,788,144            $ 1,107,796           $    275,369
 Services                                                        582,995                589,571                477,735
                                                             ---------------------------------------------------------
        Total revenue                                          2,371,139              1,697,367                753,104

Operating costs
 Sales and marketing                                           3,396,461              3,495,132              4,172,443
 Research and development                                      3,641,394              4,890,832              5,237,166
 General and administrative                                    1,384,273              1,537,034              2,032,283
                                                             ---------------------------------------------------------
        Total operating cost                                   8,422,128              9,922,998             11,441,892

Operating loss                                                (6,050,989)            (8,225,631)           (10,688,788)

Other income (expense):
 Interest income                                                  77,188                219,526                714,555
 Interest expense                                               (167,478)                  (452)               (16,287)
 Foreign currency exchange loss                                        -                (52,308)               (34,592)
                                                             ---------------------------------------------------------
                                                                 (90,290)               166,766                663,676

Net loss                                                     $(6,141,279)           $(8,058,865)          $(10,025,112)
                                                             =========================================================

Basic and diluted net loss per share of common
 stock                                                       $     (0.35)           $     (0.61)          $      (0.77)
                                                             ---------------------------------------------------------
Weighted average shares outstanding -
   basic and diluted                                          17,528,398             13,310,365             13,083,954
                                                             =========================================================

See accompanying notes.

                                 MediaBin, Inc.
Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Loss

                                                          Common Stock         Additional
                                                     ----------------------      Paid-In      Accumulated
                                                       Shares       Amount       Capital        Deficit
                                                     -----------------------------------------------------
Balance at December 31, 1997                         13,102,025    $131,020    $30,012,720    $(11,436,434)
 Comprehensive loss:
        Net loss                                              -           -              -     (10,025,112)
        Currency translation adjustment                       -           -              -               -
 Comprehensive loss                                           -           -              -               -
 Issuance of warrants                                         -           -         31,597               -
 Exercise of stock options                                7,200          72          2,221               -
 Purchase and retirement of common stock                (36,200)       (362)      (240,502)              -
                                                     -----------------------------------------------------
Balance at December 31, 1998                         13,073,025     130,730     29,806,036     (21,461,546)
 Comprehensive loss:
        Net loss                                              -           -              -      (8,058,865)
        Currency translation adjustments                      -           -              -               -
 Comprehensive loss                                           -           -              -               -
 Exercise of stock options                                2,500          25            771               -
 Rights offering of stock, net of $179,000 of
  offering costs                                      4,444,815      44,449      1,998,874               -
                                                     -----------------------------------------------------
Balance at December 31, 1999                         17,520,340     175,204     31,805,681     (29,520,411)
 Net loss and comprehensive loss                              -           -              -      (6,141,279)
 Cumulative translation adjustment on disposal
  of foreign subsidiary                                       -           -              -               -
 Exercise of stock options                                1,667          17          3,317               -
 Rights offering of stock                                 7,600          76          3,724               -
                                                     -----------------------------------------------------
Balance at December 31, 2000                         17,529,607    $175,297    $31,812,722    $(35,661,690)
                                                     =====================================================


                                                           Accumulated
                                                              Other
                                                          Comprehensive
                                                              Loss                 Total
                                                          ---------------------------------
Balance at December 31, 1997                                $  8,844           $ 18,716,150
 Comprehensive loss:
        Net loss                                                   -            (10,025,112)
        Currency translation adjustment                       34,254                 34,254
                                                                              -------------
 Comprehensive loss                                                -             (9,990,858)
 Issuance of warrants                                              -                 31,597
 Exercise of stock options                                         -                  2,293
 Purchase and retirement of common stock                           -               (240,864)
                                                            -------------------------------
Balance at December 31, 1998                                  43,098              8,518,318
 Comprehensive loss:
        Net loss                                                   -             (8,058,865)
        Currency translation adjustments                      43,550                 43,550
                                                                              -------------
 Comprehensive loss                                                -             (8,015,315)
 Exercise of stock options                                         -                    796
 Rights offering of stock, net of $179,000 of
  offering costs                                                   -              2,043,323
                                                            -------------------------------
Balance at December 31, 1999                                  86,648              2,547,122
 Net loss and comprehensive loss                                   -             (6,141,279)
 Cumulative translation adjustment on disposal
  of foreign subsidiary                                      (86,648)               (86,648)
 Exercise of stock options                                         -                  3,334
 Rights offering of stock                                          -                  3,800
                                                            -------------------------------
Balance at December 31, 2000                                $      -           $ (3,673,671)
                                                            ===============================

See accompanying notes.

                                 MediaBin, Inc.
                     Consolidated Statements of Cash Flows

                                                                               Year ended December 31,
                                                                  2000                   1999                   1998
                                                              ---------------------------------------------------------
Operating activities
Net loss                                                      $(6,141,279)           $(8,058,865)          $(10,025,112)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization                                   242,073                417,374                863,782
  Loss (gain) on sales of property and equipment                      525                 (6,006)               (13,181)
  Issuance of warrants                                                  -                      -                 31,597
  Foreign currency transaction loss                                     -                 52,308                 34,592
  Cumulative translation adjustment on disposal of
   foreign subsidiary                                             (86,648)                     -                      -
  Changes in operating assets and liabilities:
   Accounts receivable                                           (279,934)              (118,491)               281,579
   Prepaid expenses and other assets                                9,408                114,199                156,660
   Accounts payable                                               246,841                104,689                (52,651)
   Accrued expenses                                              (118,790)                73,211               (286,375)
   Deferred revenue                                                (1,708)               101,694                      -
   Other liabilities                                               71,564                (34,572)               (34,572)
                                                              ---------------------------------------------------------
Net cash used in operating activities                          (6,057,948)            (7,354,459)            (9,043,681)

Investing activities
Purchases of property and equipment                              (345,206)              (114,441)              (294,037)
Proceeds from sale of property and equipment                       71,414                  8,620                 39,574
Sales of short-term investments                                         -              4,270,444              5,728,976
                                                              ---------------------------------------------------------
Net cash provided by (used in) investing activities              (273,792)             4,164,623              5,474,513

Financing activities
Proceeds from note payable to shareholders                      4,500,000                      -                      -
Payments on note payable to bank                                        -                      -                (80,784)
Principal payments on capital lease obligations                   (21,759)                (4,874)               (38,829)
Issuance of common stock                                          262,135              1,789,119                  2,293
Repurchase of common stock                                              -                      -               (240,864)
                                                              ---------------------------------------------------------
Net cash provided by (used in) financing activities             4,740,376              1,784,245               (358,184)

Effect of exchange rate fluctuation on cash                         1,929                (12,136)                   139
                                                              ---------------------------------------------------------
Change in cash and cash equivalents                            (1,589,435)            (1,417,727)            (3,927,213)
Cash and cash equivalents at beginning of year                  2,288,343              3,706,070              7,633,283
                                                              ---------------------------------------------------------
Cash and cash equivalents at end of year                      $   698,908            $ 2,288,343           $  3,706,070
                                                              =========================================================
Non-cash items
Issuance of common stock in return for
 subscription receivable                                      $         -            $   255,000           $          -

Equipment acquired through capital lease                      $    66,825            $         -           $          -

See accompanying notes.

                                 MediaBin, Inc.

                   Notes to Consolidated Financial Statements

                               December 31, 2000


1.  Description of Business and Summary of Significant Accounting Policies

Description of Business
MediaBin, Inc. (the "Company"), formerly known as Iterated Systems, Inc., develops and markets MediaBinTM, software which combines an image database with a powerful image processing engine to enable customers to catalog, search, retrieve and download images in any format or size needed.

As shown in the financial statements, the Company incurred a net loss of $6,141,000 in 2000, and has an accumulated deficit of $35,662,000 at December 31, 2000.

The Company used cash in operating activities of $6,058,000 in 2000 and $7,354,000 in 1999. The funding of the Company's operations was generated primarily by loans from shareholders and the proceeds of the September 1997 stock offering and the November 1999 rights offerings, and has enabled the Company to meet its obligations despite negative cash flows. However, the Company will not be able to depend solely on existing funds to meet its planned obligations during 2001. The Company has begun licensing of its new MediaBin software and expects to significantly increase revenues in 2001 over 2000. The Company will seek to raise additional equity and or debt capital in order to fund operations (see Note 12). The Company may undertake certain cost cutting measures that could slow down its research and development efforts. It is not possible to predict the outcome of the Company's efforts, and there is no assurance that the Company will be successful in increasing revenues or obtaining financing sufficient to fund its operations.

These financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned United Kingdom subsidiary, Iterated Systems Limited ("ISL"). Significant intercompany accounts and transactions have been eliminated in consolidation. In December 2000, the Company decided to cease operations in the United Kingdom and either sell ISL or to close it down. In December 2000, the Company decided to dispose of its United Kingdom operations and recorded all expected costs of selling or closing down operations as of December 31, 2000. The Company does not expect to incur material costs in the future relating to this disposal.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization expense is calculated using the shorter of the lease term or the straight-line method over the estimated useful lives of the related assets (three to seven years). The cost and accumulated depreciation of assets under capital lease are $81,000 and $6,000, respectively, at December 31, 2000. Depreciation of assets recorded under capital leases is included with depreciation and amortization expense.

Advertising Costs
Advertising costs are expensed in the period incurred. Such costs amounted to none, $7,000 and $23,000 during 2000, 1999 and 1998, respectively.

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

Revenue Recognition
The Company recognizes revenues from software license agreements upon delivery of the software if there is persuasive evidence of an arrangement, collection is probable, the fee is fixed or determinable, and there is sufficient vendor-specific objective evidence to support allocating the total fee to all elements of multiple-element arrangements.

The Company recognizes revenues from services as the services are provided. If a transaction includes both license and service elements, the license fee is recognized on delivery of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to additional acceptance criteria. Software maintenance revenues are recognized ratably over the term of the support contract, typically one year.

Deferred revenue consists of license fees for which revenue has been deferred and maintenance and support agreements.

Foreign Currency Translation
ISL considers the British pound to be its functional currency. The Company considers its functional currency to be the US dollar. ISL's assets and liabilities are translated at year-end rates of exchange and its revenues and expenses are translated at the average rates of exchange during the year.

Gains and losses resulting from currency translation are accumulated as a separate component of shareholders' equity (deficit) and comprehensive loss. Gains and losses resulting from foreign currency transactions are included in the determination of net loss. In December 2000, the Company decided to dispose of its United Kingdom operations and eliminated accumulated currency translation gains and losses as a separate component of shareholders' equity (deficit) at year-end.

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

Net Loss Per Share
Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. Because the Company incurred a net loss for the year, the Company's potentially dilutive securities were anti-dilutive and, therefore, were not included in the computation of diluted loss per share.

The dilutive share base for the year ended December 31, 2000 excludes incremental shares of 4,074,000 related to employee stock options and 1,843,000 related to warrants. Also excluded from the dilutive share base are shares that might be issued upon the conversion of the loans from shareholders discussed in
Note 3.

Long-Lived Assets
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected undiscounted future operating cash flow derived from such assets are less than their carrying value. Management believes that no such impairments have occurred during the years ended December 31, 2000 and 1999. If impairment had existed, the amount of such impairment would be calculated based on the estimated fair value of the asset.

Recent Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for the Company beginning January 1, 2001. This statement is not expected to affect the Company as it currently does not have derivative instruments or engage in hedging activities.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which clarifies certain existing accounting principles for the timing of revenue recognition and its classification in the financial statements. The Company recognizes revenue in accordance with SAB 101 and no changes were required upon adoption.

Reclassifications
Certain reclassifications were made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. Financial Instruments
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable, accounts payable and notes payable.

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

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate their estimated fair values.

3. Loans from Shareholders
During 2000 and subsequent to year-end, the Company executed a series of loan agreements for a total of $6,000,000 with two major shareholders. Of this amount $4,500,000 was funded in 2000 and $1,500,000 was funded subsequent to year-end. In the event the Company sells additional shares of common stock in the aggregate amount of at least $2,000,000, then the lenders will automatically convert the balance of the loans then outstanding into common stock at a discount of 25% from the price per share of the offering. Interest on the loans accrues at an annual rate of prime plus 1%. In the event that the loans are not converted to common stock, principal payments will be made as follows.

         2001                         $  708,000
         2002                          1,500,000
         2003                          1,500,000
         2004                            792,000
                                      ----------
                                      $4,500,000
                                      ==========

4. Leases
The Company leases certain office furniture, office equipment and office space under noncancellable agreements. The office equipment lease provides for an extension of the lease term at fair rental value or a purchase option at fair market value. Rent expense under all operating leases approximated $426,000, $511,000 and $643,000 during 2000, 1999, and 1998, respectively.

Future minimum lease payments under noncancellable leases, with initial lease terms of at least one year at the time of inception, are as follows at December 31, 2000:

                                      Capital leases        Operating leases
                                      --------------        ----------------
        2001                              $50,700              $  477,000
        2002                                1,800                 477,000
        2003                                    -                 477,000
        2004                                    -                 477,000
        2005 and after                          -                 834,000
                                          -------------------------------
                                           52,500               2,742,000
        Less: lease assigned                    -                (925,000)
                                          -------------------------------
                                           52,500              $1,817,000
                                                               ==========
        Less: interest included in
          lease payments                    7,500
                                          -------
        Principal amount of capital
          lease payments                  $45,000
                                          =======

In the event the assignee of the assigned lease defaults, then the Company is obligated for the lease payments.

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

The Company and Licensee entered into a new agreement on August 7, 1998, that cancelled the 1994 Agreement and provides the Licensee with rights to certain deliverables as defined in the agreement. Additionally, the Company granted the Licensee warrants to purchase up to 1,453,000 shares of common stock. The warrants expire four years from the issue date, were exercisable at $5 per share, and had an appraised value of $32,000, for which the Company recorded a charge to earnings. In conjunction with the Company's Rights Offering discussed below, as required by the new agreement, the exercise price of the warrants was reduced to $4 per share, and the number of shares that can be purchased was increased to 1,798,000 and the expiration date was unchanged. These additional shares were recorded as offering costs and offset against the proceeds from the Rights Offering. The warrants have not been exercised as of December 31, 2000.

6. Common Stock
The Company's common stock is traded on the Oslo Stock Exchange. The Company has not registered any securities with the United States Securities and Exchange Commission other than shares registered under Form S-8 for the Company's stock option plans. Securities of the Company may not be offered for sale or sold in the United States, or to or for the account or benefit of any "U.S. person" unless the securities are registered or an exemption from the registration requirements is available.

A total of 7,312,000 shares of the Company's common stock are reserved for future issuance upon the exercise of stock options and warrants. The shares reserved for future issuance do not include shares that might be issued upon the conversion of the loans from shareholders discussed in Note 3.

Rights Offering
In November 1999, the Company conducted a Rights Offering in which rights to purchase additional shares of common stock were offered to existing shareholders. In connection with this offering, the Company issued 4,445,000 shares of common stock with proceeds to the Company of $2,043,000, net of expenses of $179,000. Included in these shares are 510,000 shares of common stock issued in exchange for a subscription receivable of $255,000 which was paid in January 2000. In January 2000, an additional 7,600 shares were issued in connection with this offering with net proceeds to the Company of $3,800.

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

The Company granted options as to 912,000, 495,000 and 3,143,000 shares under the Plan during 2000, 1999 and 1998, respectively, at exercise prices ranging from $1.00 to $7.48 per share. At December 31, 2000, options as to

1,256,000 shares are available for future grants under the Plan and the Company has reserved 4,034,000 shares for issuance under the plan.

The Company's 1994 Directors Stock Option Plan provides for the grant of up to 180,000 shares of common stock to non-employee directors. At December 31, 2000, options as to 140,000 shares are available for future grants under this plan and the Company has reserved 180,000 shares for issuance under this plan at December 31, 2000.

During 1998, options to purchase 1,758,000 shares of common stock were canceled and reissued and options to purchase 40,000 shares of common stock were repriced to lower prices.

A summary of stock option activity under both of the above described plans follows:


                                                                              Price           Weighted
                                                     Number of Shares       Per Share       Average Price
                                                     ----------------------------------------------------
Outstanding options at December 31, 1997                   2,003,000      $0.32   - $10.00          $6.76

            Options granted                                3,143,000       2.00   -   7.48           5.12
            Options exercised                                 (7,000)      0.32   -   0.32           0.32
            Options forfeited                               (177,000)      4.50   -  10.00           6.85
            Options canceled                              (1,758,000)      4.50   -  10.00           7.77
                                                          -----------------------------------------------
Outstanding options at December 31, 1998                   3,204,000       0.32   -   8.00           4.40

            Options granted                                  495,000       1.00   -   2.00           1.99
            Options exercised                                 (3,000)      0.32   -   0.32           0.32
            Options forfeited                               (404,000)      2.00   -   6.00           4.58
                                                          -----------------------------------------------
Outstanding options at December 31, 1999                   3,292,000       0.32   -   8.00           4.22

            Options granted                                  912,000       1.63   -   2.70           1.72
            Options exercised                                 (2,000)      2.00   -   2.00           2.00
            Options forfeited                               (128,000)      1.00   -   2.10           1.76
                                                          -----------------------------------------------
Outstanding options at December 31, 2000                   4,074,000      $0.32   - $ 8.00          $3.74
                                                          ===============================================


The following table summarizes information concerning outstanding and exercisable options at December 31, 2000:

                                 Options Outstanding                            Options Exercisable
                       ---------------------------------------       -----------------------------------------
                                             Weighted Average
    Range of                Number               Remaining                Number             Weighted Average
 Exercise Prices         Outstanding         Contractual Life           Exercisable           Exercise Price
----------------       ----------------     ------------------        -----------------      ------------------
 $0.32  - $0.32                   2,000            2                        2,000                   $0.32
  1.00  -  1.00               1,637,000            9                      488,000                    2.00
  2.01  -  4.00                 121,000           10                            0                     n/a
  4.01  -  8.00               2,314,000            6                    1,870,000                    5.20
                              ---------         ----                    ---------                   -----
    Total                     4,074,000            7                    2,360,000                   $4.51
                              =========         ====                    =========                   =====

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair values for these options were estimated at the dates of grant using the Black-Scholes method, with the following weighted-average assumptions for 2000, 1999 and 1998; risk-free interest rates of 6.60%, 5.40%, and 5.07% respectively; no dividend yield; volatility of 1.17 in 2000, 3.33 in 1999 and .740 in 1998; and a weighted-average expected life of 6 years.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma net loss, assuming SFAS 123 had been adopted, would have been approximately $7,271,000, $8,742,000, and $11,232,000 during 2000, 1999 and
1998, respectively. The Company's pro forma net loss per share, assuming Statement 123 had been adopted, would have been, $0.41, $0.66, and $0.86 during 2000, 1999 and 1998, respectively.

The weighted-average fair values of options granted for the years ended December 31, 2000, 1999 and 1998 were $1.51, $0.95 and $2.01, respectively.

8. Segment Information
In accordance with the requirements of SFAS 131, the following disclosure represents the information used by management when evaluating the operating performance of its business units. The information reviewed by management includes the operating revenue from external customers, net loss and identifiable assets for the Company's two geographic areas, the United States and the United Kingdom. Both operating segments are involved in developing and marketing patented digital image science technology.

The net assets of the foreign operations exclude intercompany accounts payable to the Company. In December 2000, the Company decided to dispose of its United Kingdom operations and recorded all expected costs of selling or closing down operations as of December 31, 2000.

                                                                 Year ended December 31,
                                                    2000                   1999                    1998
                                                ----------------------------------------------------------
Operating revenue
 United States                                   $2,190,000             $1,680,000             $   750,000
 United Kingdom                                     181,000                 17,000                   3,000
                                                 ---------------------------------------------------------
Total                                            $2,371,000             $1,697,000             $   753,000
                                                 =========================================================

Net loss
 United States                                   $6,116,000             $7,467,000             $ 9,371,000
 United Kingdom                                      25,000                592,000                 654,000
                                                 ---------------------------------------------------------
Total                                            $6,141,000             $8,059,000             $10,025,000
                                                 =========================================================

Identifiable assets, net
 United States                                   $1,849,000             $3,217,000
 United Kingdom                                      26,000                136,000
                                                 ---------------------------------
Total                                            $1,875,000             $3,353,000
                                                 =================================

Major Customers
Several customers of the domestic operating segment comprised a significant portion of consolidated revenues in each year. During 2000, revenues from three software development companies and a major automobile manufacturer were $680,000, $476,000, $251,000 and $280,000, respectively. During 1999, revenues were derived from a government agency, a major automobile manufacturer and a video transmission company in the amounts of $224,000, $373,000 and $600,000, respectively. During 1998, revenues were derived from sales to a government agency and from two different software development companies, in the amounts of $478,000, $105,000 and $72,000, respectively.

9. Significant Employment Agreements
In 1994, the Company entered into an employment agreement of an indefinite term with one of its founders, who currently serves as Executive Vice President. The agreement provides for: (a) a grant of stock options; (b) ongoing annual base salary; and (c) salary continuation rights in the event of employment termination under certain circumstances.

In February 1998, the Company entered into an employment agreement with its President and Chief Executive Officer. The agreement provides for: (a) granting of immediate stock options; (b) granting of additional stock options under certain circumstances; (c) granting of cash bonuses under certain circumstances; and (d) salary continuation rights for 18 months in the event of termination of employment under certain circumstances. There were no charges to expense for bonuses or additional grants of stock options under this agreement in 2000, 1999 or 1998.

10. Income Taxes
The Company and ISL file income tax returns in the United States and the United Kingdom, respectively.

At December 31, 2000 and December 31, 1999, the Company has net operating loss carryforwards in the United States of $34,541,000 and $28,234,000, respectively, which begin expiring in 2007. In addition, at December 31, 2000 and December 31, 1999, the Company has $1,372,000 and $1,237,000, respectively, of research and development credits available for offset against future United States income taxes which also begin expiring in 2007. The utilization of net operating loss carryforwards to offset future taxable income may be limited due to changes in ownership of the Company.

At December 31, 2000 and December 31, 1999, ISL has net operating loss carryforwards in the United Kingdom of $4,200,000 and $3,997,000 respectively, which are available for offset against future United Kingdom taxable income.

For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of such deferred income tax assets.

The Company's deferred income tax liabilities and assets are as follows:

                                                                        December 31,
                                                                   2000                1999
                                                               --------------------------------
Deferred income tax liabilities:
 Prepaid insurance                                              $    20,000         $    20,000
                                                                -------------------------------
Total deferred income tax liabilities                                20,000              20,000
Deferred income tax assets:
 Book over tax depreciation                                         204,000             230,000
 Research and development credits                                 1,372,000           1,237,000
 Allowance for bad debts                                              9,000               2,000
 Net operating loss carryforwards-U.S.                           13,112,000          10,718,000
 Net operating loss carryforwards-U.K.                            1,600,000           1,519,000
 Contribution carryover                                              11,000              11,000
 Compensatory stock options                                         250,000             250,000
 Deferred revenue                                                    70,000              41,000
 Alternative minimum tax credit                                     117,000             115,000
 Bonuses                                                             21,000              20,000
 Vacation accrual                                                    38,000              19,000
 Foreign exchange gain/loss                                          33,000              12,000
                                                                -------------------------------
Total deferred income tax assets                                 16,837,000          14,174,000
Valuation allowance for deferred income tax assets               16,817,000          14,154,000
                                                                -------------------------------
Net deferred income tax assets                                       20,000              20,000
                                                                -------------------------------
Net deferred income taxes                                       $         -         $         -
                                                                ===============================


     A reconciliation of the provision (benefit) for income taxes to the federal statutory rate is as follows:


                                                       2000               1999               1998
                                                   -------------------------------------------------
Tax at statutory rate                              $(2,088,000)       $(2,704,000)       $(3,409,000)
State taxes, net of federal benefit                   (235,000)          (319,000)          (401,000)
Permanent differences and other                       (340,000)          (146,000)          (313,000)
Valuation allowance                                  2,663,000          3,169,000          4,123,000
                                                   -------------------------------------------------
                                                   $         -        $         -        $         -
                                                   =================================================

11. Retirement Plan
The Company maintains a defined contribution plan (the "401(k) Plan") covering all employees. The Company makes matching contributions equal to 50% of eligible employees' contributions, up to 4% of the employee's compensation, increased to 6% effective June 1, 1998. The Company expensed $94,000, $98,000 and $100,000, during 2000, 1999 and 1998, respectively, related to this plan.

12.  Subsequent Events
In February 2001, the Company changed its name from Iterated Systems, Inc. to MediaBin, Inc. in order to more fully reflect the new direction of the Company.

In February 2001, the Company executed a loan agreement for a total of $2,500,000 with a company controlled by a director of the Company. A $1,000,000 portion of this loan was funded in December 2000 and is included in the results above. An additional $1,500,000 was funded in February 2001. The loan will be repaid in equal quarterly installments over a four-year period beginning December 31, 2001. In the event the Company sells additional shares of common stock in excess of $2,000,000, the lenders will convert the balance of the loans outstanding into common stock at a discount of 25% from the price per share of the offering.